SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Video Conference

In Portuguese with simultaneous translation into English

Thursday, May 15, 2025

08:00 am (New York)
09:00 am (Brasilia)
01:00 pm (London)

Click Here to access the Zoom platform

Contact IR

ri@eletrobras.com

www.eletrobras.com.br/ri

The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the *International Accounting Standards Board* ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency ("ANEEL"), unless

TABLE OF CONTENTS
1. CONSOLIDATED RESULT | IFRS AND REGULATORY	7
2. ADJUSTED REGULATORY INCOME STATEMENT	9
3. ADJUSTED EBITDA	11
4. ENERGY TRADING	13
5. INVESTMENTS AND EXPANSION PROJECTS	14
6. INDEBTEDNESS	19
7. COMPULSORY LOAN	21
8. CASH FLOW	22
9. FINANCIAL PERFORMANCE	23
9.1. Operating Revenue	23
9.2. Operating Costs and Expenses	27
9.3. Equity Holdings	33
9.4. Financial Results	34
9.5. Current and Deferred Taxes	37
10. OPERATING PERFORMANCE	37
10.1. Generation Segment	37
10.2. Transmission Segment	40
10.3. ESG	41
11. APPENDIX	42
11.1. Appendix 1 - Accounting Statements	42
11.2. Appendix 2 - Statement on Thermal Power Plants Sale	49
11.3. Appendix 3 - Statement on Furnas Merger	49
11.4. Appendix 4 - Regulatory vs IFRS Income Statement	50
11.5. Appendix 5 - EBITDA IFRS	53
11.6. Appendix 6 - Generation Revenue IFRS	53
11.7. Appendix 7 - Transmission Revenue IFRS	54
11.8. Appendix 8 - Regulatory Transmission Revenue - Adjustment Portion (PA)	54
11.9. Appendix 9 - RAP's Periodic Tariff Review of tendered contracts revised in 2024	56
11.10. Appendix 10 - 2nd RAP's Periodic Tariff Review of contracts extended by Law 12,783/2013	57
11.11. Appendix 11 - Financing and Loans Granted (Receivables)	58
11.12. Appendix 12 - Result Reconciliation Regulatory vs. IFRS	59

Earnings Release 1Q25	3

ELETROBRAS RELEASES 1ST QUARTER 2025 RESULTS

Highlights 1Q25

▪	Regulatory Net Operating Revenue: remained stable from 1Q24, reaching R$ 9,708 million:
(+) growth in generation revenue, reflecting both a 9.9% increase in average price and a 1.0% increase in volume. The increase in volume was due to the growth in sales in both the free contracting environment (ACL) and the regulated contracting environment (ACR).
(-) R$ 483 million YoY reduction in Annual Permitted Revenue (RAP) related to the 2024 Periodic Tariff Review (2024 RTP), of which R$ 328 million related to Postponement Adjustment Portion (PA Postergação).
▪	Adjusted PMSO: R$ 1,467 million (down -8.0% YoY), reflecting savings linked to efficiency gains. In 1Q25, adjusted PMSO was impacted by the following effects:

(a) R$ 96 million related to Voluntary Dismissal Plans (VDPs);

(b) R$ 31 million and R$ 22 million in severance costs for 1Q25 and 4Q24, respectively;

(c) R$ 42 million in legal consulting expenses related to the contingency reduction strategy.

▪	Energy Purchased for Resale: R$ 1,560 million (up 111.6% vs. 1Q24), mainly driven by higher short-term market settlements, as a result of increased sales volume in the free market. It is worth noting that the group companies that presented a negative exposure (short position) in energy volume book the energy settled in the short-term market under the energy purchased for resale line. On the other hand, companies with positive exposure (long position) book the energy settled in the short-term market under revenue.
▪	Adjusted Regulatory Provisions: net provision of R$ 77 million, mainly impacted by the lower default on energy sold to Amazonas Energia, which fell to R$ 56 million in 1Q25 from R$ 432 million in 1Q24.
▪	Adjusted Regulatory EBITDA: R$ 5,377 million (down 4.1% YoY), reflecting:

(a) higher generation revenue;

(b) lower costs and expenses with personnel, materials, services and others;

(c) lower provisions recognized in the quarter;

(d) increased contribution from equity results.

These effects were offset by lower transmission revenue and higher costs with energy purchased for resale.

Earnings Release 1Q25	4

Table 1 - Adjustments on Regulatory EBITDA (R$ mm)

	1Q25	1Q24%		4Q24%
Regulatory EBITDA (a)	5,485	5,696	-3.7	5,444	0.8
Total Adjustments on Regulatory EBITDA (b)	-108	-91	19.6	-355	-69.5
PMSO	191	33	484.7	292	-34.5
Voluntary Dismissal Plan (VDP) - Provision	96	33	194.5	182	-46.9
Severance costs in 1Q25	31	0	0.0	69	-54.7
Severance costs in 4Q24	22	0	0.0	0	0.0
Legal consulting related to the contingency reduction strategy	42	0	0.0	42	-0.6
Provisions	-166	-118	40.4	-552	-69.9
Provision for litigation	-99	-139	-28.7	427	-123.2
ECL - Loans and financing	0	4	-100.0	4	-100.0
Onerous contracts	-29	-39	-24.7	-251	-88.4
Estimated losses on investments	-12	15	-181.8	-217	-94.3
Impairment	0	6	-101.3	-540	-100.0
Provision for the settlement of lawsuits - Compulsory Loan	-26	34	-176.6	23	-209.5
Other income and expenses	-133	-5	2,696.8	-95	40.1
Regulatory Adjusted EBITDA (c) = (a) + (b)	5,377	5,606	-4.1	5,089	5.7
▪	Adjusted IFRS Net Income: -R$ 81 million (115.7% sequential drop), negatively impacted by the R$ 952 million reversal at Chesf of part of the amount recognized as regulatory remeasurement in 2024 following the Periodic Tariff Review of the transmission contracts.
▪	Investments: R$ 912 million in 1Q25 (down -25.3% YoY), mainly due to the implementation completion of the Coxilha Negra project in April 2025.

Earnings Release 1Q25	5

MAIN FINANCIAL AND OPERATING INDICATORS

Table 2 - Operating Highlights

	1Q25	1Q24	∆%	4Q24	∆%
Generation and Trading
Installed Generation Capacity (MW)	44,359	44,304	0.1	44,246	0.3
Assured Capacity (aMW) (1)	21,915	22,033	-0.5	21,915	0.0
Net Generation (TWh)	45.5	45.1	1.1	30.3	50.2
Energy Sold ACR (TWh) (2)	10.1	9.8	3.0	9.9	2.5
Energy Sold ACL (TWh) (3)	23.2	13.8	67.9	18.5	25.2
Energy Sold Quotas (TWh) (4)	5.7	8.6	-34.0	8.7	-34.7
Average ACR Price (R$/MWh)	214.34	219.81	-2.5	216.07	-0.8
Average ACL Price (R$/MWh)	141.14	199.96	-29.4	170.48	-17.2
Transmission
Transmission lines (km)	74,097	73,795	0.4	74,013	0.1
RAP (R$ mm) (5)	17,164	17,702	-3.0	17,095	0.4

(1) Assured Capacity (AC) reflects: (a) Ordinance GM/MME 544/21, which established the revision of AC values for plants that had their concessions renewed due to the capitalization (Quota regime plants: Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes, and Curuá-Una), leading to a significant AC reduction effective from 2023; (b) Ordinance GM/MME 709/22, which introduced an Ordinary Review of the AC for hydroelectric power plants effective from 2023, impacting several Eletrobras plants; (c) the AC increase at Santa Cruz TPP due to the completion of the Combined Cycle, following ANEEL Order 481 of Feb 23, 2023 that authorized the start of commercial operations for a new generating unit at the plant.

(2) Does not include quotas.

(3) Includes contracts under Law 13.182/2015.

(4) The figures presented refer to the Assured Capacity of quotas in GWh.

(5) Approved RAP for the current regulatory cycle, considering the modules in operation at the end of each period—including those active at the start of the cycle, as well as new modules that entered commercial operation. Includes transmission contracts from Eletrobras Holding, Chesf, CGT Eletrosul, Eletronorte, TMT, and VSB.

Table 3 - Financial Highlights

	1Q25	1Q24	∆%	4Q24	∆%
Financial Indicators
Gross Revenue	12,222	10,571	15.6	13,914	-12.2
Adjusted Gross Revenue	12,222	10,571	15.6	13,914	-12.2
Net Operating Revenue	10,414	8,718	19.5	12,025	-13.4
Adjusted Net Operating Revenue	10,414	8,718	19.5	12,025	-13.4
Regulatory Net Operating Revenue	9,708	9,700	0.1	10,704	-9.3
EBITDA	4,318	4,620	-6.5	5,027	-14.1
Adjusted EBITDA	4,416	4,530	-2.5	4,672	-5.5
Regulatory EBITDA	5,485	5,696	-3.7	5,444	0.8
Adjusted Regulatory EBITDA	5,377	5,606	-4.1	5,089	5.7
EBITDA Margin (%)	41.5	53.0	-11.5pp	41.8	-0.4pp
Adjusted EBITDA Margin (%)	42.4	52.0	-9.5pp	38.9	3.6pp
Return on Equity (ROE %)	8.0	3.8	4.1pp	8.5	-0.5pp
Adjusted Gross Debt	71,192	59,734	19.2	74,646	-4.6
Adjusted Net Debt (Adj Net Debt)	39,272	40,835	-3.8	37,671	4.3
Adj Net Debt/Adjusted LTM EBITDA	1.5	2.2	-30.7	1.5	4.7
Net Income	-354	331	-207.0	1,112	-131.8
Adjusted Net Income	-81	447	-118.2	517	-115.7
Investments	912	1,221	-25.3	2,775	-67.1

Earnings Release 1Q25	6

HIGHLIGHTS OF CONSOLIDATED RESULTS

1.             CONSOLIDATED RESULT | IFRS AND REGULATORY

Table 4 - Income Statement IFRS (R$ mm)

	1Q25			1Q24		4Q24
	IFRS	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation	6,967	0	6,967	5,933	17.4	7,986	-12.8
Transmission	5,186	0	5,186	4,559	13.8	5,773	-10.2
Others	69	0	69	79	-13.4	155	-55.7
Gross Revenue	12,222	0	12,222	10,571	15.6	13,914	-12.2
(-) Deductions from Revenue	-1,807	0	-1,807	-1,853	-2.5	-1,889	-4.3
Net Revenue	10,414	0	10,414	8,718	19.5	12,025	-13.4
Energy resale, grid, fuel and construction	-3,862	0	-3,862	-2,856	35.2	-5,385	-28.3
Personnel, Material, Services and Others	-1,658	191	-1,467	-1,594	-8.0	-2,040	-28.1
Operating provisions	-126	41	-86	-314	-72.7	-406	-78.9
Regulatory remeasurements - Transmission contracts	-952	0	-952	0	0.0	0	0.0
Other income and expenses	133	-133	0	0	0.0	0	0.0
EBITDA, before Equity holdings	3,950	99	4,049	3,954	2.4	4,194	-3.5
Equity holdings	368	0	368	576	-36.1	478	-23.1
EBITDA	4,318	99	4,416	4,530	-2.5	4,672	-5.5
D&A	-1,112	0	-1,112	-997	11.6	-1,033	7.7
EBIT	3,205	99	3,304	3,533	-6.5	3,639	-9.2
Financial Result	-3,494	173	-3,321	-2,781	19.4	-2,755	20.5
EBT	-289	272	-16	752	-102.2	884	-101.9
Income Tax and Social Contribution	-65	0	-65	-305	-78.7	-367	-82.3
Net Income	-354	272	-81	447	-118.2	517	-115.7

Earnings Release 1Q25	7

Table 5 - Regulatory IS (R$ mm)

	1Q25			1Q24		4Q24
	Regulatory	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation	7,023	0	7,023	6,365	10.3	8,018	-12.4
Transmission	4,423	0	4,423	5,110	-13.4	4,419	0.1
Others	69	0	69	78	-12.4	156	-55.9
Gross Revenue	11,515	0	11,515	11,553	-0.3	12,593	-8.6
(-) Deductions from Revenue	-1,807	0	-1,807	-1,853	-2.5	-1,889	-4.3
Net Revenue	9,708	0	9,708	9,700	0.1	10,704	-9.3
Energy resale, grid, fuel and construction	-3,152	0	-3,152	-2,390	31.9	-3,757	-16.1
Personnel, Material, Services and Others	-1,664	191	-1,473	-1,607	-8.3	-2,074	-29.0
Operating provisions	89	-166	-77	-544	-85.8	-150	-48.5
Regulatory remeasurements - Transmission contracts	0	0	0	0	0.0	0	0.0
Other income and expenses	133	-133	0	0	0.0	0	0.0
EBITDA, before Equity holdings	5,114	-108	5,006	5,160	-3.0	4,724	6.0
Equity holdings	371	0	371	446	-16.8	365	1.7
EBITDA	5,485	-108	5,377	5,606	-4.1	5,089	5.7
D&A	-1,592	0	-1,592	-1,478	7.7	-1,620	-1.7
EBIT	3,893	-108	3,785	4,127	-8.3	3,469	9.1
Financial Result	-3,656	380	-3,276	-2,870	14.2	-3,035	7.9
EBT	237	272	509	1,258	-59.5	434	17.2
Income Tax and Social Contribution	-101	0	-101	-370	-72.6	663	-115.3
Net Income	136	272	408	887	-54.0	1,097	-62.8

Earnings Release 1Q25	8

2.             ADJUSTED REGULATORY INCOME STATEMENT

This section presents the reconciliation between Regulatory and IFRS Income Statements, along with the adjustments related to non-recurring events in the Regulatory Income Statement.

Additional explanations are provided in Appendix 4 of this report to support a better understanding of the topics.

A detailed reconciliation is also available in the ‘Regulatory and Corporate Income Statement Reconciliation’ spreadsheet, accessible on Company's IR website in the Results Center, under ‘Attachments’.

Table 6 - Regulatory IS x IFRS IS(R$ mm)

	1Q25 IFRS	Difference	1Q25 Regulatory	Adjustment	1Q25 Regulatory Adjusted
Generation	6,967	56	7,023	0	7,023
Transmission	5,186	-763	4,423	0	4,423
Others	69	0	69	0	69
Gross Revenue	12,222	-707	11,515	0	11,515
(-) Deductions from Revenue	-1,807	0	-1,807	0	-1,807
Net Revenue	10,414	-707	9,708	0	9,708
Construction	-745	745	0	0	0
Energy resale	-1,560	-183	-1,743	0	-1,743
Grid	-996	148	-849	0	-849
Fuel	-560	0	-560	0	-560
Energy resale, grid, fuel and construction	-3,862	710	-3,152	0	-3,152
Personnel	-952	-4	-956	150	-806
Material	-52	0	-52	0	-52
Services	-438	0	-438	42	-396
Others	-217	-3	-219	0	-219
Personnel, Material, Services and Others	-1,658	-6	-1,664	191	-1,473
Operating provisions	-126	216	89	-166	-77
Regulatory remeasurements - Transmission contracts	-952	952	0	0	0
Other income and expenses	133	0	133	-133	0
EBITDA, before Equity holdings	3,950	1,164	5,114	-108	5,006
Equity holdings	368	3	371	0	371
EBITDA	4,318	1,167	5,485	-108	5,377
D&A	-1,112	-479	-1,592	0	-1,592
EBIT	3,205	688	3,893	-108	3,785
Financial Result	-3,494	-163	-3,656	380	-3,276
EBT	-289	526	237	272	509
Income Tax and Social Contribution	-65	-36	-101	0	-101
Net Income, continued	-354	489	136	272	408

Earnings Release 1Q25	9

Adjustments of non-recurring events

The following adjustments are based on events deemed non-recurring:

•	PMSO, Personnel: R$ 150 million, of which R$ 96.4 million was VDPs and R$ 53.3 million was severance.
•	PMSO, Services: R$ 42 million for legal consulting related to the contingency reduction strategy.
•	Operational Provisions: -R$ 166 million in provisions to litigation, to the settlement of lawsuits related to compulsory loan, to estimated losses on investments and asset impairment, as well as to monetary adjustment of onerous contracts.
•	Other Income and Expenses: -R$ 133 million with the entire line adjusted, being R$ 48 million related to the sale of the deactivated TPP Santana and R$ 85 million from an agreement with suppliers.
•	Financial Result: R$ 380 million linked to the monetary update of compulsory loan and litigation.

Earnings Release 1Q25	10

3.             ADJUSTED EBITDA

Adjusted Regulatory EBITDA

In 1Q25, Adjusted Regulatory EBITDA totaled R$ 5,377 million, down R$ 229 million compared to 1Q24, reflecting lower transmission revenue, higher costs for energy purchased for resale, and a reduced contribution from equity income—partially offset by higher generation revenue, lower PMSO expenses, and a reduced volume of provisions recognized during the quarter.

It is worth noting that the decrease in EBITDA can also be explained by a negative financial result in the short-term market (CCEE), due to the higher settlement volume, which had a negative net effect mainly caused by price differences between submarkets. The increase in free market trading reflects a strategy that favored higher contracting in 1Q25, rather than maintaining uncontracted energy volumes for the rest of the year.

It is important to highlight that this portfolio optimization strategy is based on a balanced assessment of supply and demand risks under prospective scenarios throughout the year. These assumptions are continuously reviewed and recalibrated.

Table 7 - Adjusted Regulatory EBITDA (R$ mm)

	1Q25	1Q24%		4Q24%
Net Revenue (1)	9,708	9,700	0.1	10,704	-9.3
Energy resale, grid charges, fuel	-3,152	-2,390	31.9	-3,757	-16.1
- Personnel, Material, Services and Others	-1,473	-1,607	-8.3	-2,074	-29.0
- Operating provisions (1)	-77	-544	-85.8	-150	-48.5
- Other income and expenses	0	0	0.0	0	0.0
+ Equity Holdings	371	446	-16.8	365	1.7
Adjusted Regulatory EBITDA	5,377	5,606	-4.1	5,089	5.7

(1) Recognizes the amount of R$ 432 million in 1Q24 related to revenue from Amazonas Energia. Due to default, these balances are also fully recognized in operating provisions. In 4Q24 and 1Q25, the revenue from thermal plants was recognized without any corresponding provision. As part of HPP Balbina's revenue remained—and continues to remain—in default, the amounts of R$ 32 million in 4Q24 and R$ 56 million in 1Q25 were provisioned.

Generation revenue was R$ 7,023 million in 1Q25, up R$ 658 million compared to 1Q24, mainly due to higher revenues in the free contracting environment (ACL) of R$ 753 million and in the regulated contracting environment (ACR) of R$ 263 million, which were partially offset by lower revenues from plants under the quota regime of R$ 268 million, and from the short-term market of R$ 89 million.

The increase in revenue was accompanied by higher costs associated with generation, of R$ 762 million, reaching R$ 3,152 million in 1Q25. Of note were expenses with energy purchased for resale and fuel for electricity production, which went up by R$ 830 million and R$ 54 million, respectively, while expenses with network usage charges fell by R$ 123 million.

Still on generation, it is also worth noting the progress in receivables related to energy sold by Eletrobras thermal plants and by Balbina HPP to Amazonas Energia (AmE) following the resumption of its recognition in 3Q24. In 1Q25 the regulatory gross revenue from energy sold by thermal plants and Balbina HPP totaled R$1.3 billion. Approximately 88% of the total was billed under the Reserve Energy Contract (CER) and was received through the Reserve Energy Charge. It is worth noting that in 1Q25 there is no more volume to be converted into CER. The remaining 12%, billed to AmE is divided into two groups:

(a) Sales contracts from thermal plants classified as Independent Power Producers, which were paid by AmE (3% of the total); and

(b) Energy sold by Balbina HPP (9% of the total).

The only unpaid portion in the quarter, of R$ 56 million, corresponds to approximately 48% of the energy sold by Balbina HPP, and it accounts for the difference between regulatory and IFRS gross revenue. In the IFRS accounting, this portion was not recognized as revenue, whereas in the regulatory accounting, it was recognized and fully provisioned.

Earnings Release 1Q25	11

Table 8 - Amazonas Energia (R$ mm)

	Regulatory	IFRS
Gross Revenue, HPP Balbina	118	62
Paid	62	62
Outstanding	56	0
Provision, HPP Balbina	-56	0

Transmission revenue was R$ 4,423 million in 1Q25, down R$ 687 million from 1Q24, mainly driven by reductions in Annual Permitted Revenue (RAP) and the Adjustment Portion (PA), revised as part of the Periodic Tariff Adjustment and Annual Adjustment processes for the 2024-2025 regulatory cycle, which started in July 2024.

Personnel, Material, Services and Others (PMSO) went down by R$ 134 million YoY, totaling R$ 1,473 million in 1Q25. This decrease is primarily driven by the gains from various initiatives implemented by the Company to improve staff efficiency, as well as adjustments to processes and the organizational structure.

Provisions decreased R$ 467 million, reaching R$ 77 million in 1Q25, from R$ 544 million in 1Q24 . This reduction essentially reflects the sharp decline in defaults on energy sales to Amazonas Energia, from R$432 million in 1Q24 to R$56 million in 1Q25, given that in 2024, energy sold by both the thermal plants and Balbina HPP was in default, whereas in 2025, defaults were limited to only the portion of energy sold by Balbina.

Finally, equity income represented a YoY improvement of R$ 75 million, reaching R$ 371 million in 1Q25.

Adjusted IFRS EBITDA

Adjusted IFRS EBITDA reached R$ 4,416 million in 1Q25, down -2.5% from 1Q24.

The increase in transmission and generation revenues, along with reductions in PMSO and provision expenses, was not enough to offset the increase in expenses with energy purchased for resale and the lower contribution from equity income.

Table 9 - Adjusted IFRS EBITDA (R$ mm)

	1Q25	1Q24%		4Q24%
Net Revenue	10,414	8,718	19.5	12,025	-13.4
Energy resale, grid charges, fuel	-3,862	-2,856	35.2	-5,385	-28.3
Regulatory remeasurement – Transmission Contracts	-952	0	0.0	0	0.0
- Personnel, Material, Services and Others	-1,467	-1,594	-8.0	-2,040	-28.1
- Operating provisions	-86	-314	-72.7	-406	-78.9
- Other income and expenses	0	0	0.0	0	0.0
+ Equity Holdings	368	576	-36.1	478	-23.1
Adjusted IFRS EBITDA	4,416	4,530	-2.5	4,672	-5.5

The table detailing the EBITDA calculation, in accordance with CVM Resolution 156/2022, is presented in Appendix 5 of this document.

Earnings Release 1Q25	12

4.             ENERGY TRADING

Eletrobras companies sold 39.0 TWh of energy in 1Q25, up 20.9% compared to the 32.3 TWh traded in 1Q24. The volumes sold include energy from plants under the quota regime, renewed under Law 12,783/2013, as well as from plants operating under the ACL and ACR exploration regimes and Special Purpose Entities - SPEs, consolidated: HPPs Teles Pires (starting Oct/23), Baguari (starting Oct/23), Retiro Baixo (starting Nov/23), and Santo Antônio (starting Nov/23).

Table 10 - Energy Balance 1Q25 (aMW)

	2025		2026		2027
Resources with no impact on the balance sheet (1)	964		0		0

Resources (A)	16,213		16,621		17,692
Own resources (2) (3) (4) (5)	14,155		15,418		16,570
Hydraulic	13,915		15,161		16,313
Wind	240		257		257
Energy Purchase	2,058		1,204		1,122
Limit =>	Lower	Higher	Lower	Higher	Lower	Higher
Sales (B) (6)	11,180	13,680	9,003	11,003	6,820	8,320
ACR - Except quotas	3,424		3,503		3,070
ACL - Bilateral Contracts + STM implemented (range) (6)	7,756	10,256	5,500	7,500	3,750	5,250
Average prices Contracts signed
Limit =>	Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	170	180	185	205	190	220
Balance (A - B)	5,032	2,532	7,618	5,618	10,873	9,373
Balance considering estimated hedge (9)	2,500	0	4,859	2,859	7,904	6,404
Uncontracted energy considering estimated hedge (9)	15%	0%	29%	17%	45%	36%

Contracts signed until 3/31/2025.

The energy balance reflects the SPEs consolidated into Eletrobras, including Santo Antônio HPP (since 3Q22) and HPPs Baguari and Retiro Baixo (since 4Q23) in terms of resources, sales, and average prices. Similarly, Teles Pires HPP, the SPE consolidated into Eletronorte (since 4Q23), is also included.

1.	The energy balance does not include Independent Power Producers (IPPs) contracts resulting from the Amazonas Distribuidora de-verticalization process, thermal plant availability contracts, or Assured Capacity Quotas, whether in terms of resources, requirements (sales), or average prices. These resources are recorded only for 2025 and are not considered for future years due to divestments.
2.	Own Resources include the decotization plants (new IPPs) and the New Grants—Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes. For hydroelectric projects, the estimate of GFIS2 was used, representing Assured Capacity adjusted for Internal Losses, Losses in the Basic Grid, Availability, and portfolio-specific factors.
3.	The revised Assured Capacity values, as outlined in Ordinance No. 709/GM/MME, of November 30, 2022, have been taken into account.
4.	With the gradual phasing out of legacy contracts (decotization), plants currently operating under the quota regime are gradually granted new concessions under the IPP regime over a five-year period beginning in 2023. The Assured Capacity values were established in Ordinance GM/MME No. 544/21.
5.	Considering the new concession grants from 2023 onward for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants, whose Assured Capacity values were established in Ordinance GM/MME No. 544/21.
6.	The balances include intercompany transactions, impacting both energy purchase and sales lines in the ACL, in the following amounts: approximately 800 aMW in 2025, 200 aMW in 2026 and 2027 and 150 aMW in 2028.

Table 11 - Assured Capacity Quotas of Hydroelectric Power Plants (aMW)

	2025	2026	2027
Assured Capacity Quotas	2,626	1,313	0
7.	This excludes the Assured Capacity of Jaguari HPP (12.7 aMW), whose concession remains under Eletrobras’ provisional management.
8.	Decotization occurs gradually over a five-year period beginning in 2023. The Assured Capacity values applied from 2023 onward are those established in Ordinance GM/MME No. 544/21.
9.	The figures represent an estimate of uncontracted energy. The projected value for 2025 is 83.5%, while for subsequent years, the average historical GSF from 2019 to 2023 of 82.7% was considered. Source: CCEE, obtained from the CCEE website at the following link: CCEE Data and Analysis (in Portuguese only, select the MRE option in the panel). It is important to note that this is only an estimate, based on historical data and past events.

Earnings Release 1Q25	13

5.             INVESTMENTS AND EXPANSION PROJECTS

Investments in 1Q25 totaled R$ 912 million, with R$ 655 million allocated to transmission, R$ 167 million to generation, R$ 43 million to infrastructure and R$ 47 million to the environmental area.

The amount invested in infrastructure was allocated as follows: 53% to socio-environmental initiatives, 20% to IT, 17% to real estate, and 10% to equipment and vehicles. In the socio-environmental area, key highlights included investments related to the maintenance of operating licenses for power plants and substations, seismological monitoring, water quality and wildlife monitoring, as well as land compensation.

Table 12 - Investments (R$ mm)

	1Q25	1Q24%		4Q24%
Generation Corporate	167	502	-66.8	827	-79.9
Implementation / Expansion	37	298	-87.7	283	-87.1
Maintenance	130	204	-36.4	543	-76.1
Transmission Corporate	655	627	4.6	1,442	-54.5
Expansion	54	4	1,420.7	136	-60.3
Reinforcements and improvements	596	599	-0.4	1,266	-52.9
Maintenance	5	24	-78.9	40	-87.1
Infrastructure	43	19	127.6	381	-88.6
Environmental	47	69	-31.6	126	-62.8
SPEs	0	5	-100.0	0	0.0
Generation - Contributions	0	0	0.0	0	0.0
Generation - Acquisition	0	0	0.0	0	0.0
Transmission - Contributions	0	5	-100.0	0	0.0
Transmission - Acquisition	0	0	0.0	0	0.0
Total	912	1,221	-25.3	2,775	-67.1

Earnings Release 1Q25	14

Generation

Investments in generation totaled R$ 167 million in 1Q25, compared to R$ 502 million in 1Q24.

The reduction is mainly explained by decreased expenses associated with the expansion of CGT Eletrosul, as the Coxilha Negra Wind Farm project nears completion .

In 1Q25, main expenditures were allocated to

Table 13 - Investments in Generation1

Generation (R$ mm)	1Q25	1Q24%
Maintenance	130	204	-36.4
Eletrobras Holding	23	28	-20.0
Eletronorte	30	78	-61.8
Chesf	77	98	-20.8
CGT Eletrosul	0	1	-60.3
Expansion	37	298	-87.7
Eletrobras Holding	0	3	-97.6
Eletronorte	0	1	-80.8
Chesf	3	2	35.6
CGT Eletrosul	33	291	-88.6
Total	167	502	-66.8

1 For more information on the Composition of Eletrobras Holding, see Appendix 3.

▪	Maintenance: R$ 77 million by Chesf to replace equipment at the Paulo Afonso IV, Sobradinho and Luiz Gonzaga plants; R$ 30 million by Eletronorte, primarily involving Tucuruí, Curuá-Una and Samuel HPPs, and R$ 23 million by Eletrobras, with emphasis on Porto Colômbia, Itumbiara, Corumbá, Batalha and Mascarenhas de Moraes HPPs.
▪	Expansion: R$ 33 million by CGT Eletrosul for the expansion of the Coxilha Negra Wind Farm, with the start of commercial operation of wind turbines in 3Q24, and R$ 3 million by Chesf for the Casa Nova B wind farm.

Earnings Release 1Q25	15

Transmission

Investments in transmission totaled R$ 655 million in 1Q25, mainly in reinforcements and improvements (R&I) that reached R$ 596 million, a stable level compared to 1Q24. Investments in expansions reached R$ 54 million, reflecting the progress of activities in transmission lines and substations related to lots won in auctions in recent years.

In 1Q25, expenditures were distributed as follows:

Table 14 - Investments in Transmission2

Transmission (R$ mm)	1Q25	1Q24%
Reinforcements and Improvements	596	599	-0.4
Eletrobras Holding	209	143	46.4
Eletronorte	107	194	-45.0
Chesf	228	188	21.4
CGT Eletrosul	52	74	-29.6
Maintenance	5	24	-78.9
Eletrobras Holding	0	6	-93.6
Eletronorte	2	15	-86.1
Chesf	0	0	0.0
CGT Eletrosul	3	3	-19.5
Expansion	54	4	n.m.
Eletrobras Holding	7	2	245.7
Eletronorte	47	1	n.m.
Chesf	0	1	-67.0
CGT Eletrosul	0	0	0.0
Total	655	627	4.6

2 For more information on the Composition of Eletrobras Holding, see Appendix 3.

▪	Eletrobras Holding: R$ 209 million, of which R$ 158 million is large-scale and R$ 51 million is small-scale, primarily involving Substations Poços de Caldas, Itaberá, Araraquara, Brasília, Adrianópolis, Viana and Ivaiporã.
▪	Eletronorte: R$ 107 million, of which R$ 61 million was large-scale and R$ 46 million was small-scale, primarily involving Marabá, Colinas, Imperatriz, Vila do Conde and Porto Velho substations.
▪	Chesf: R$ 228 million, of which R$ 123 million were large-scale and R$ 105 million were small-scale, primarily involving Delmiro Gouveia, Messias, Jardim and Teresina, Bongi, Poções, Piauí, Jacaracanga and Jardim substations.
▪	CGT Eletrosul: R$ 52 million, of which R$ 36 million was large-scale and R$ 16 million was small-scale, primarily involving Curitiba, Areia, Blumenau, Gravataí and Assis substations.

Earnings Release 1Q25	16

Expansion Projects - Transmission

Large-Scale Projects

▪	Sampling: 240 projects[3], including the Itaipu HVDC System Revitalization project. In 1Q25, the sample was reduced from 241 to 240 projects, due to 9 exclusions—8 of which were energized and 1 was revoked—while 8 new authorizations were issued by the regulator.
▪	Estimated investment: R$13.1 billion, excluding the Itaipu HVDC System Revitalization project, as Eletrobras is responsible solely for the execution, and therefore does not benefit from associated revenue while being fully reimbursed for the amount disbursed.
▪	Additional associated RAP: R$1.8 billion between 2025-2030.
▪	Auctions: the following SPEs stand out: Nova Era Janapu, which was part of the sample since 2Q24, while Nova Era Catarina, Nova Era Ceará, Nova Era Integração and Nova Era Teresina were added in 3Q24[4]. In addition, the sample also includes a lot awarded at Auction 01/2022, won by Eletronorte.

Small-Scale Projects

▪	Sampling: database of the Improvement and Reinforcement Plan Management System (SGPMR).
▪	Projects: 9,635 small-scale events under implementation or to be implemented, of which 9,077 were improvements and 558 were reinforcements.

Expansion Projects - Generation

Two projects are currently under construction and, once completed, will add approximately 330 MW to Eletrobras’ installed capacity.

Coxilha Negra Wind Farm (302.4 MW capacity, located in Rio Grande do Sul state)

▪	Estimated Investment: R$2.4 billion
▪	Completion of assembly for 72 wind turbines.
▪	As of March 31, 2025, 63 wind turbines were in commercial operation, with another 8 undergoing testing.
▪	On April 4, 2025, the commissioning of the last wind turbine was completed and test operations began.
▪	Implementation concluded in April 2025
▪	Testing began in February 2024, with commercial operations starting gradually in July 2024. By 1Q25, 71 wind turbines were operating, and the final unit began testing in April 2025.
▪	The project is currently in its final stages, which include resolving outstanding documentation, completing operations of the wind farm and the exclusive-use transmission system, demobilizing the construction site, and restoring degraded areas. These activities do not impact the project’s operation and are accounted for in the contract.

3 Referring to reinforcements, improvements and auction projects. Considers projects registered in ANEEL's Transmission Management System (SIGET). Projects are included when added to the system and excluded when they are canceled or enter commercial operation. The 240 projects will add approximately 2,400 km of transmission lines and 12,000 MVA in substations.

4 Each of the 5 SPEs created holds the contracts signed in last years' transmission auctions. SPE Nova Era Janapu holds contract no. 09/2023-ANEEL for the 4th lot of Auction 01-2023; SPE Nova Era Teresina holds contract no. 04/2024-ANEEL for the 1st lot of Auction 01-2024; SPE Nova Era Ceará holds contract no. 06/2024-ANEEL for the 3rd lot of Auction 01-2024; SPE Nova Era Integração holds contract no. 08/2024-ANEEL for the 5th lot of Auction 01-2024; and SPE Nova Era Catarina holds contract no. 12/2024-ANEEL for the 9th lot of Auction 01-2024.

Earnings Release 1Q25	17

Casa Nova B Wind Farm (27 MW capacity, located in Bahia state)

▪	Estimated Investment: R$ 151 million
▪	Physical implementation progress: 86%
▪	Considering both phases of the project: Casa Nova A, which accounts for 60% of the project, is 100% complete, while Casa Nova B, representing the remaining 40%, is 66% complete.
▪	Physical works: Completion and adjustments to wind turbine access, installation of identification plates along the cable route, testing and voltage verification of power cables.
▪	Other advances:
▪	Installation and energization of a capacitor bank at the Casa Nova II substation, in compliance with requirements from ONS and ANEEL.
▪	Expected start of full operations: 3Q27, with the possibility of an earlier start depending on transmission system access. This access is exclusively subject to technical conditions beyond the Company’s control, as these are projects managed by other agents.

Earnings Release 1Q25	18

6.             INDEBTEDNESS

Net debt totaled R$ 39.3 billion in 1Q25, up R$ 1.60 billion from 4Q24 and down R$ 1.56 billion from 1Q24. The Net Debt/Adjusted Regulatory EBITDA LTM ratio reached 1.7x in 1Q25, 1.6x in 4Q24 and 1.8x in 1Q24.

As a result of liability management and a 200 bps increase in the Brazilian basic interest rate (Selic), the Company's average debt maturity was extended by 12.6 months, while the total average cost decreased to CDI + 0.15% p.a. in 1Q25 from CDI + 0.93% p.a. in 1Q24.

Deserves highlight the maturity in February of the 2025 Bond, with a principal amount of US$ 500 million. On the funding side, the highlight of the quarter was the issuance of bank debt by Eletronorte in the amount of R$ 500 million (equivalent to US$86.5 million), to strengthen cash position. The issuance carries a SOFR + 0.45% rate, swapped to CDI + 0.44% p.a., with maturity on March 1, 2026.

Table 15 - Net Debt (R$ mm)

	03/31/2025	12/31/2024	03/31/2024
(+) Gross Debt	70,890	75,621	59,541
(+) Derivatives (currency hedge) Net	302	-974	193
(-) Cash and Cash Equivalents + Current Securities	30,281	35,524	17,327
(-) Restricted Cash for Loans and Financing	994	813	918
(-) Loans receivable	644	639	654
Net Debt	39,272	37,671	40,835

Chart 1 - Loans and Financing Payable (R$ billion)

Earnings Release 1Q25	19

Table 16 - Gross Debt Breakdown

Creditor	Index	Average cost (per year)	Total Balance (R$ million)	Share of Total (%)
Debêntures & Commercial papers	CDI	CDI + 0.09% to 2.20%	24,102	34.0
Debêntures & Commercial papers	IPCA	IPCA + 3.75% to 7.029%	15,680	22.1
BNDES	TJLP, IPCA	IPCA + 5.38% to 6.41%; TJLP to TJLP + 3.28%	6,296	8.9
Banco do Brasil	CDI, IPCA, TJLP	TJLP + 1.89% to 2.13%, CDI + 2% to 2.25%, IPCA to 6.56%	2,059	2.9
Banco do Nordeste do Brasil	IPCA, TFC	IPCA + 2.33% to 6.56%, 2.94% to 9.5%	1,485	2.1
Caixa Econômica Federal	IPCA	IPCA + 6.56%	1,483	2.1
Bradesco	IPCA, CDI	IPCA + 6.56%, CDI + 2.09% to 2.17%	1,344	1.9
Itaú	IPCA, CDI	IPCA + 6.56%, CDI + 0.30% to 2.28%	503	0.7
Other Creditors	CDI, IPCA, TJLP, Fixed Rate	CDI + 0.19% to 2.20%, IPCA + 6.56%; 2.94% to 10%; TJLP + 5%	5,588	7.9
Foreign Currency - Bonds and other debts	USD	1.40% to 4.63%	11,638	16.4
Foreign currency - other debts	EUR	2.00% to 4.4212%	712	1.0
TOTAL			70,890	100.0

*It is important to note that the Company has carried out exchange rate hedge operations for certain foreign currency debts. The data below presents these debts along with their respective equivalent rates (post-hedge) linked to the CDI:

Bonds 2025 - 97.41% of CDI

Bonds 2030 - CDI + 1.70% p.a.

Bonds 2035 - 122.59% of CDI

Citibank - CDI + 0.19% to 1.70% p.a.

Itaú - CDI + 0.30% p.a.

** Exposure to BNDES only considers contracts under the BNDES direct line.

Earnings Release 1Q25	20

7.             COMPULSORY LOAN

Eletrobras has implemented measures to mitigate risks associated with legal proceedings related to compulsory loans on electricity, which involve the monetary adjustment of book-entry credits.To address this, the Company has strengthened its legal defense strategy and pursued settlements with discounts and full resolution of lawsuits.

As a result of the negotiations:

▪	the inventory of provisions was reduced by R$ 447 million compared to 4Q24 and R$ 2.9 billion compared to 1Q24, totaling R$ 13.1 billion in 1Q25, mainly due to the agreements signed;
▪	net reversal of R$ 200 million in provisions due to agreements signed and favorable decisions in 1Q25;
▪	as a result of the reduction in provision inventory, financial expenses related to monetary restatement decreased to R$ 173 million in 1Q25 from R$ 207 million in 1Q24 and R$ 175 million in 4Q24 .

Thus, as from 3Q22, when negotiations began, the provision inventory related to this set of lawsuits fell by R$ 12.7 billion, from R$25.8 billion to the current R$ 13.1 billion, even considering the accumulated monetary restatement of R$2.5 billion in the period. In addition, the agreements signed also allowed for the elimination of R$8.5 billion in legal risks considered "off balance", of which R$ 791 million classified as possible and R$ 7.7 billion as remote. These reductions are in line with the Company's strategy of reducing its legacy legal liabilities.

Chart 2 - Total inventory of compulsory loan provisions (R$ bn)

Earnings Release 1Q25	21

8.             CASH FLOW

In 1Q25, funds generated by operating activities reached R$ 6.0 billion, up R$ 2.7 billion from the R$ 3.3 billion recorded in 1Q24. It is worth highlighting this quarter the receipt of approximately R$ 1.0 billion—related to energy sold by thermal plants to Amazonas Energia in 1Q25, portion that had been in default in 1Q24.

Operating cash generation in 1Q25 was allocated to:

▪	dividends (R$ 2.2 billion),
▪	debt service (R$ 1.9 billion),
▪	investments (R$ 1.9 billion),
▪	litigation (R$ 0.5 billion).

Table 17 - Cash Flow (R$ bn)

	1Q25	1Q24	∆%
Ajusted Regulatory EBITDA, before Equity Holdings	5.01	5.16	-3.0
EBITDA Adjustment	0.11	0.09	19.6
Income Tax and Social Contribution	-0.24	-0.32	-26.0
Working Capital	1.77	-0.89	-299.9
Privatization Charges	-0.89	-0.85	4.8
Dividends Received	0.28	0.14	91.8
Operating Cash Flow	6.04	3.34	80.9
Investments *	-1.87	-1.82	2.5
Free Cash Flow	4.17	1.52	174.8
Debt Service	-1.91	-1.54	24.6
Litigation	-0.53	-0.24	117.4
Guarantees and Restricted Deposits	-0.51	-0.21	145.6
Supplementary social security	-0.02	-0.12	-86.0
Net Funding **	-4.46	-0.63	612.0
Receipt of Loans and Financial Charges	0.00	0.00	-72.0
Disposal of equity holdings	0.01	0.00	649.3
Dividends	-2.19	0.00	n.m.
Free Net Cash	-5.43	-1.21	348.1
Change in Restricted Cash (short and long term)	-0.27	-0.64	-58.3
Change in Financial Investments (long-term)	-0.01	0.00	n.m.
Net Cash	-5.71	-1.85	208.2

*Excludes generation contributions.

**Net funding: debt raised, net of issuance costs.

Earnings Release 1Q25	22

FINANCIAL AND OPERATING RESULTS ANALYSIS

9.             FINANCIAL PERFORMANCE

9.1.        Operating Revenue

Regulatory Generation Revenue

Adjusted regulatory revenue was R$ 7,023 million in 1Q25, R$ 56 million lower than adjusted IFRS generation revenue, reflecting the different treatment of the portion of revenue from Amazonas Energia related to outstanding unpaid amounts for energy sold by Balbina HPP.

Generation Revenue by Contracting Environment

When comparing 1Q25 x 1Q24 x 4Q24 there are no M&A effects.

Excluding the portion from construction, regulatory adjusted revenue from energy sales across all contracting environments totaled R$ 7,023 million in 1Q25, reflecting an YoY increase of R$ 658 million.

The positive highlights were the respective increases of R$ 753 million and R$ 263 million million in the free contracting and regulated market environments. On the other hand, there was a R$ 268 million reduction in revenue from O&M energy sales from plants under the quota regime. Finally, revenue in the short-term market fell by R$ 89 million, reflecting the lower volume settled in this environment.

In 1Q25, revenue increased 10.3% compared to 1Q24, due to a 10.4% increase in average price and a 1.0% increase in volume.

The 211 aMW increase in total volume is mainly explained by increases of 2,717 aMW in the free market and 401 aMW in the regulated market, more than offsetting the reductions of 1,485 aMW in energy settled in the short-term market and 1,422 aMW of energy traded under the quota regime.

Table 18 - Generation Revenue by Contracting Environment (R$ mm)

Revenue Generation	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
	1Q25	% Y/Y	% Q/Q	1Q25	% Y/Y	% Q/Q	1Q25	% Y/Y	% Q/Q
(+) Regulated Market	4,638	9.5	13.8	299	1.2	-8.5	3,000	9.6	1.8
Existing	3,667	10.7	21.8	216	3.2	-9.1	1,708	13.0	8.3
M&As (4)	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
Tucuruí Extension	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
Thermal	971	5.0	-8.8	616	1.4	5.8	1,292	5.4	-5.6
(+) Free Market	9,022	43.1	11.0	148	-4.5	-10.0	2,892	35.2	-2.3
Existing	9,022	43.1	11.0	148	-4.5	-10.0	2,892	35.2	-2.3
M&As (4)	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
(+) O&M (Quotas)	2,521	-36.1	-35.4	95	4.3	10.3	519	-34.1	-30.3
(+) ST Market (CCEE)(1)	4,314	-25.6	51.9	66	18.6	-69.9	612	-12.7	-55.3
(=) Ex others	20,495	1.0	8.2	159	10.4	-17.2	7,023	10.3	-12.4
(+) Other (2)	0	0.0	0.0	0	0.0	0.0	0	-18504.5	-1251500.4
(=) Total	0	0.0	0.0	0	0.0	0.0	7,023	10.3	-12.4
Recurring	0	0.0	0.0	0	0.0	0.0	7,023	10.3	-12.4
Non-recurring	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0

Earnings Release 1Q25	23

Revenue Generation	Regulatory Revenue (c)			Accounting Adjustment (d) (3)			Accounting Revenue (e) = (c) + (d)
	1Q25	1Q24	4Q24	1Q25	1Q24	4Q24	1Q25	1Q24	1Q25x1Q24	4Q24	1Q25x4Q24
Regulated Market	3,000	2,738	2,946	-56	-432	-32	2,944	2,306	27.7	2,914	1.0
Free Market	2,892	2,139	2,959	0	0	0	2,892	2,139	35.2	2,959	-2.3
O&M (Quotas)	519	787	745	0	0	0	519	787	-34.1	745	-30.3
Short-term market (1)	612	701	1,368	0	0	0	612	701	-12.7	1,368	-55.3
Energy Sales	7,023	6,365	8,018	-56	-432	-32	6,967	5,933	17.4	7,986	-12.8
Others (2)	0	0	0	0	0	0	0	0	-18504.5	0	-1251500.4
Total	7,023	6,365	8,018	-56	-432	-32	6,967	5,933	17.4	7,986	-12.8
Recurring	7,023	6,365	8,018	-56	-432	-32	6,967	5,933	17.4	7,986	-12.8
Non-recurring	0	0	0	0	0	0	0	0	0.0	0	0.0

(1) Short-term market: Electricity Trading Chamber (CCEE)

(2) Construction Revenues

(3) The R$ 56 million in 1Q25 and R$ 32 million in 4Q24 refer to energy sold by the HPP Balbina, but defaulted by Amazonas Energia. As a result, the amount is not recognized as revenue under IFRS accounting, but is recorded under the regulatory accounting, where it is fully provisioned. In 1Q24, the R$ 432 million refers to all energy sold to the same customer—not only by Balbina HPP, but also by the thermal plants.

(4) M&A: includes revenue from assets in which Eletrobras' stake has changed over the last 12 months.

▪	Regulated Contracting Environment (ACR): regulatory generation revenue in ACR totaled R$ 3,000 million in 1Q25, up R$ 263 million from 1Q24, reflecting a 9.5% increase in volumes sold with stable prices.
▪	Free Contracting Environment (ACL): regulatory generation revenue in ACL totaled R$ 2,892 million in 1Q25, up by R$ 753 million from 1Q24, mainly due to the 43.1% increase in volume sold, which more than offset the 4.5% drop in the average price. It is worth noting that, despite the decline, the average price was R$148/MWh—well above the R$66/MWh recorded in the short-term market, where any unsold volume from other environments is settled. This positive effect of higher volumes sold at ACL prices partially offset the increase in energy purchases in the short-term market.
▪	O&M: Operation and maintenance revenues totaled R$ 519 million in 1Q25, down R$ 268 million from 1Q24, mainly reflecting the gradual phasing out of legacy contracts (decotization), mitigated by the effects of the annual adjustment of the Annual Generation Revenue (RAG5).
▪	Short-Term Market (CCEE): revenue of R$ 612 million in 1Q25, down R$ 89 million compared to 1Q24, explained by the higher volume traded in the free market.

Regulatory Transmission Revenue

Regulatory transmission revenue was R$ 4,423 million, down 13.4% from 1Q24. The decrease reflects the approval, in July 2024, of the 2023 periodic tariff review (RTP), which were postponed to 2024, with a particular focus on the revenue review for concession contracts extended under Law No. 12,783/2013.

It is worth noting that the eliminations, both in regulatory and IFRS revenue, refer to the portion of transmission system usage charges paid by Eletrobras’ generation companies to the Group’s own transmission companies, which receive them as RAP. For consolidation purposes, these amounts are eliminated from transmission revenue and from the cost of transmission system charges in generation. The IFRS accounting considers the portion of revenue related to operation and maintenance (O&M), whereas under regulatory accounting, the elimination reflects the RAP.

5 According to ANEEL Resolutions No. 3,068/2022 (2022-2023 cycle) and No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

Earnings Release 1Q25	24

Table 19 - Quarterly IFRS vs. Regulatory Revenue (R$ mm)6

	1Q25			1Q24			Regulatory
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory	∆%
Eletrobras Holding	1,964	-170	1,794	1,663	419	2,081	-14
Chesf	1,637	-152	1,484	1,358	202	1,560	-5
CGT Eletrosul	607	-106	500	560	-33	527	-5
Eletronorte	1,096	-201	894	1,059	-37	1,022	-12
Eliminations	-117	-133	-250	-80	0	-80	212
TOTAL	5,186	-763	4,423	4,559	551	5,110	-13

Chart 3 - Reconciliation RAP and Transmission Revenue 1Q25 (R$ mm)

Regulatory Transmission Revenue: Approved RAP x Gross Revenue

▪	Annual Permitted Revenue (RAP) and Approved Adjustment Portion (PA) 1Q25: Corresponds to ¼ of the RAP and PA, respectively, of R$ 16,983 million and R$1,529 million, approved for the 2024/2025 cycle under ANEEL Resolution No. 3,348/2024 for the transmission concession contracts of Eletrobras (post-Furnas incorporation), Chesf, CGT Eletrosul, Eletronorte, TMT, and VSB. More details about PA in Appendix 8.
▪	Discount for unavailability: Associated with the discount applied for Variable Portion (PV) and Suspension of Base Payment (PB) due to the unavailability of transmission facilities, according to Module 4 of the Transmission Services Rules (available on ANEEL’s website). In 1Q25, the total revenue reduction due to unavailability was approximately -R$ 65 million, comprising -R$ 52 million related to the Variable Portion and -R$ 13 million to the Suspension of Base Payment. The Suspension of Base Payment applies when, after reaching one of the discount thresholds defined in Module 4, the Transmission Function (FT) remained unavailable for 30 consecutive days, without either the facility being restored to operation or the temporary operational restriction being resolved.

6 For more information on Eletrobras Holding's Corporate Structure, refer to Appendix 3 of this report.

Earnings Release 1Q25	25

▪	Differences in ONS Calculation - Prepayment Apportionment: Related to the difference arising from the deficit or surplus in revenue calculated by the ONS, as reflected in the Credit Notice (AVC) issued by the ONS, and offset through the Adjustment Portion (PA) in the subsequent tariff cycle.
▪	CDE/Proinfa (Sectoral Collection): corresponds to collections of sector charges (pass-through) from consumers directly connected to Eletrobras transmission facilities, related to the Energy Development Fund (CDE) and the Incentive Program for Alternative Sources of Electricity (Proinfa), as considered in the AVCs issued by the ONS.
▪	CDE Fund: corresponds to the receipt via CCEE of amounts not collected due to discounts on tariffs, which are offset annually through an Adjustment Portion. These amounts already include a portion of PIS/COFINS taxes.
▪	New Investments: Additional RAP for new installations (large-scale reinforcements and improvements) in the basic network, authorized with previously defined revenues, which entered commercial operation throughout the quarter.
▪	Tariffs Mismatches

(i) Between Annual Adjustment of Transmission and Distribution: Associated with the timing mismatch between the amounts approved for Other Transmission Facilities (DIT) for exclusive use in the Annual RAP Adjustment for transmission companies (ANEEL Resolution No. 3,348/2024) and the revenue amounts approved in the Annual Adjustments of the distribution companies, which occur at different times. In 1Q25, this difference totaled approximately R$ 40 million.

(ii) Border Network Difference: Related to the difference between the RAP amounts approved for the Basic Border Network and Other Transmission Facilities (DIT) for shared use in the Annual RAP Adjustment of the transmission companies for the 2024/2025 cycle, and the billing amounts reflected in the AVCs issued by ONS. These adjustments will be incorporated into the Adjustment Portion of the following cycle. In 1Q25, this difference totaled approximately R$ 64 million.

(iii) Other Transmission Facilities (DIT) Difference for Exclusive Use of Itaipu: Refers to the discrepancy between the approved RAP for Other Transmission Facilities (DIT) for Itaipu’s exclusive use and the monthly amount collected based on the power and tariff approved by ANEEL. For each subsequent calendar year, ANEEL publishes the contracted power amounts for Itaipu in a specific Regulatory Resolution, while the monthly tariff for electricity transportation from Itaipu Binacional is published for the Transmission tariff cycle. As a result, an adjustment is required to account for variations in contracted power, arising from the timing mismatch between the calendar year and the tariff cycle. This adjustment is considered in the Adjustment Portion of the following cycle. In 1Q25, this mismatch totaled approximately -R$ 11 million.

▪	Complementary Credit Notices associated with the termination of Transmission System Use Contracts (CUST): Related to the termination of CUST agreements linked to generation projects, as outlined in complementary Credit Notices (AVCs) issued by ONS. Upon termination, ONS issues a Debit Notice (AVD) to the generation company and a Credit Notice to the transmission companies, specifying the amount to be received—equivalent to 36 months of the Transmission System Usage Charge (EUST) under the contract. It is important to note that transmission companies act solely as as intermediaries in collecting and transferring these amounts. The amount does not include PIS/COFINS taxes.
▪	PIS/COFINS: related to revenue from the Basic Network, Basic Border Network and Other Transmission Facilities Shared, according to Credit Notices issued by the ONS.

Earnings Release 1Q25	26

▪	Others: Includes “Eliminations,” which represent transactions between companies within the same group, i.e., Eletrobras companies. In 1Q25, total eliminations were approximately R$ -232 million.

RAP Changes for Extended and Tendered Contracts, as approved by ANEEL Resolutions 3,343/2024 and 3,344/2024

On April 4 and 24, 2025, ANEEL published Rulings No. 920/2025 and No. 1,228/2025, respectively, approving the revised results of the Periodic Review for contracts with a review date in July 2024, as well as the 2nd Periodic Review of contracts renewed under Law No. 12,783/2013. The effects of these approvals will be fully reflected in the 2025–2026 cycle.

As a result, there was a reduction of 0.01%—equivalent to just R$ 14,000—when comparing the total approved RAP and Adjustment Portion to the amounts set forth in ANEEL Resolution No. 3,343/2024 for the tendered contracts that were revised. For the renewed contracts, the reduction was 5.48%, or R$ 371.9 million, compared to the total approved RAP and Adjustment Portion established in ANEEL Resolution No. 3,344/2024. Additional details on the changes, including a breakdown by contract, are provided in Appendices 9 and 10.

9.2.        Operating Costs and Expenses

Table 20 - Operating Costs and Expenses (R$ mm)

	1Q25	1Q24%		4Q24%
Energy purchased for resale	1,560	737	111.6	2,082	-25.1
Charges on use of the electricity grid	996	972	2.6	968	2.9
Fuel for electricity production	560	506	10.7	531	5.4
Construction	745	642	16.1	1,804	-58.7
Personnel, Material, Services and Others	1,658	1,627	1.9	2,332	-28.9
Depreciation and Amortization	1,112	997	11.6	1,033	7.7
Operating provisions	126	196	-35.4	-146	-186.6
Regulatory remeasurements	952	0	0.0	0	0.0
Costs and expenses	7,710	5,676	35.8	8,604	-10.4
Non-recurring events
(-) Non-recurring PMSO events	-191	-33	484.7	-292	-34.5
(-) Non-recurring provisions	-41	118	-134.4	552	-107.4
Adjusted Costs and Expenses	7,478	5,761	29.8	8,864	-15.6
▪	Energy purchased for resale: Totaled R$ 1,560 million in 1Q25, up R$ 823 million compared to 1Q24. Part of this change is related to the negative net effect in the short-term market which, as previously mentioned, allowed the Company to benefit from higher volumes sold in the free market at higher average prices.
▪	Charges on use of the electricity grid: Totaled R$ 996 million in 1Q25, up R$ 25 million from 1Q24, mainly reflecting higher Transmission System Usage Charges (EUST), effective following ANEEL Resolution 3,349/2024, which replaced the previously valid values established by ANEEL Resolution 3,216/2023.
▪	Fuel for electricity production: Costs associated with the use of fuel for electricity production reached R$ 560 million in 1Q25, up R$ 54 million from 1Q24. The increase is primarily explained by a R$146 million rise, driven by higher gas consumption and the annual gas price adjustment, partially offset by a R$92 million increase in expense recovery through the Fuel Consumption Account (CCC).

Earnings Release 1Q25	27

▪	Construction-related costs: Totaled R$ 745 million in 1Q25, up by R$ 104 million compared to 1Q24, mainly driven by a R$57 million rise related to reinforcement and improvement works, and a R$47 million increase in civil construction activities linked to concession contracts awarded in transmission auctions in recent years.
▪	Regulatory Remeasurement - transmission contracts: R$ 952 million expenses at Chesf, reflecting the reversal of part of the amount previously recognized in this line in 2024. This reversal results from changes introduced by ANEEL in the Periodic Reviews carried out in the same year, as set forth in Rulings No. 920/2025 and No. 1,228/2025, whose effects will be effectively reflected throughout the 2025–2026 cycle.

PMSO - Personnel, Material, Services and Others

Personnel: adjusted balance of R$ 802 million in 1Q25, down 15% from R$ 945 million in 1Q24, with the main effects being:

▪	R$ 108 million in savings, of which R$ 79 million in compensation expenses and R$ 29 million in charges, reflecting the reduction in the number of employees resulting from the Voluntary Dismissal Plans (VDPs), partially offset by new hires, which increased expenses by R$ 57 million, of which R$ 41 million in compensation and R$ 16 million in charges;
▪	R$ 50 million in savings resulting from efficiency gains achieved through team restructuring, driven by VDPs, new hiring models, and increased resource sharing among the group’s companies.
▪	R$ 16 million reduction related to expenses related to employee terminations in 1Q25.

Non-recurring effects: R$ 150 million, of which: (a) R$ 96 million with VDPs, (b) R$ 31 million with severance costs, and (c) R$ 22 million with severance indemnity fund (FGTS) fines linked to terminations.

Material: adjusted balance of R$ 52 million in 1Q25, up R$ 6 million when compared to R$ 46 million recorded in 1Q24. The variation reflects higher operational maintenance expenses of R$ 15 million, partially offset by savings of R$ 9 million related to contract optimization with suppliers.

There were no non-recurring effects in the quarter.

Services: adjusted balance of R$ 396 million in 1Q25, representing a 10% decrease compared to R$ 439 million in 1Q24. The main highlights for a drop of R$ 43 million were:

▪	R$ 16 million in savings from portfolio restructuring and optimization initiatives, including the incorporation of Furnas;
▪	R$ 15 million in savings related to strategic consulting expenses incurred in 1Q24, with no equivalent in 1Q25;
▪	Reduction of R$ 12 million related to maintenance activities at power plants that were originally planned for 2H25 but took place in 1Q24.

Non-recurring effects: R$42 million for legal consulting related to the contingency reduction strategy.

Earnings Release 1Q25	28

Others: adjusted balance of R$ 217 million in 1Q25, up R$ 52 million compared to 1Q24, mainly reflecting the R$ 34 million increase in expenses related to fines, court rulings, legal costs, as well as other losses.

There were no non-recurring effects in the quarter.

Table 21 - PMSO 1Q25 (R$ mm)7

PMSO	1Q25
(R$ million)	Eletrobras Holding	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	368	210	190	88	0	855	0	855
Voluntary Dismissal Plan (PDV) - Provision	78	5	10	3	0	96	0	96
Material	18	8	20	6	0	52	0	52
Services	193	111	99	34	1	438	0	438
Other	104	31	45	25	11	217	0	217
PMSO	762	365	364	155	13	1,658	0	1,658
Non-recurring events
Personnel: PDV, PDC	-78	-5	-10	-3	0	-96	0	-96
Personnel: Termination Costs	-39	-4	-7	-4	0	-53	0	-53
Services: Sucess fee related to legal consulting	-6	-25	-11	0	0	-42	0	-42
Adjusted PMSO	640	330	336	149	13	1,467	0	1,467

Table 22 - PMSO 1Q24 (R$ mm)

PMSO	1Q24
(R$ million)	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	413	214	214	104	1	945	0	945
Voluntary Dismissal Plan (PDV) - Provision	0	25	8	0	0	33	0	33
Material	16	13	13	4	0	46	0	46
Services	229	75	96	37	1	439	0	439
Other	66	41	48	9	0	165	0	165
PMSO	724	368	380	154	1	1,627	0	1,627
Non-recurring events
Personnel: PDV, PDC	0	-25	-8	0	0	-33	0	-33
Adjusted PMSO	724	343	372	154	1	1,594	0	1,594

7 For more information on the Composition of Eletrobras Holding, see Appendix 3 .

Earnings Release 1Q25	29

Table 23 - PMSO IFRS (R$ mm)

	1Q25			1Q24		4Q24
	Total (a)	Nonrecurring (b)	Adjusted (c) = (a) - (b)	Adjusted	∆%	Adjusted	∆%
Personnel	855	-53	802	945	-15.1	915	-12.3
VDP	96	-96	0	0	0.0	0	0.0
Material	52	0	52	46	12.7	73	-28.6
Services	438	-42	396	439	-9.7	731	-45.8
Others	217	0	217	165	31.7	321	-32.6
Total	1,658	-191	1,467	1,594	-8.0	2,040	-28.1

Table 24 - Other Costs and Expenses (R$ mm)

	1Q25	1Q24%		4Q24%
Convictions, losses and legal costs	71	34	111	86	-18
GSF	17	19	-13	20	-16
Insurance	23	20	17	27	-15
Equity Holdings	10	17	-40	40	-75
Donations and contributions	21	54	-61	66	-68
Leasing	23	14	66	35	-35
Expense recovery	-12	-40	-69	-3	252
Taxes	31	26	16	29	7
Water Resources Inspection Fee - TFRH	14	0	0	4	251
Others	20	22	-6	18	10
Total	217	165	32	321	-33

Earnings Release 1Q25	30

Operating Provisions

Table 25 - Operating Provisions - IFRS (R$ mm)

	1Q25	1Q24%		4Q24%
Operating Provisions / Reversals
Provision/Reversal for Litigation	-108	139	-177.7	-486	-77.8
Estimated losses on investments	12	-15	-181.8	217	-94.3
Measurement at fair value of assets held for sale	0	0	0.0	-57	-100.0
Provision for the Implementation of Lawsuits - Compulsory Loan	26	-34	-176.6	-23	-209.5
ECL - Loans and financing	0	-4	-100.0	-4	-100.0
ECL - Consumers and resellers	-19	-132	-85.9	-157	-88.1
ECL - Other credits	-7	-91	-91.9	-44	-83.2
Onerous contracts	29	39	-24.7	251	-88.4
Results of actuarial reports	-93	-128	-27.3	-106	-12.3
Other *	33	30	9.9	556	-94.0
Operating Provisions / Reversals	-126	-196	-35.4	146	-186.6
Non-recurring items / Adjustments	41	-118	-134.4	-552	-107.4
Provision for Litigation	108	-139	-177.7	427	-74.7
Measurement at fair value of assets held for sale	0	0	0.0	0	0.0
Estimated losses on investments	-12	15	-181.8	-217	-94.3
Provision for the Implementation of Lawsuits - Compulsory Loan	-26	34	-176.6	23	-209.5
ECL - Loans and financing	0	4	-100.0	4	-100.0
Onerous contracts	-29	-39	-24.7	-251	-88.4
Impairment	0	6	-100.0	-540	-100.0
Restitution RGR	0	0	0.0	0	0.0
Adjusted Provisions/Reversals	-86	-314	-72.7	-406	-78.9

Positive values in the table above indicate reversal of provision.

* Primarily Includes impairment and RGR refunds.

▪	Provision for litigation: provision of R$ 108 million in 1Q25 compared to a reversal of R$ 139 million in 1Q24, mainly explained by the increase in provisions, of which:
▪	R$ 137 million, related to new lawsuits;
▪	R$ 69 million due to the update of indexes and interest rates on lawsuits;
▪	R$ 42 million resulting from changes in the lawsuit prognosis.
▪	Settlement of Lawsuits – Compulsory Loan: The year-over-year variation is mainly explained by the net effect of lawsuits related to the compulsory loan on electricity. In 1Q24, results were negatively impacted by the recognition of new provisions following unfavorable court decisions. In 1Q25, there were provision reversals related to the settlement of lawsuits, reflecting final and unappealable decisions favorable to the Company.
▪	Results of actuarial reports: provision of R$ 93 million in 1Q25 compared to a provision of R$ 128 million related to interest expenses and current service costs, as defined in the 2024 reports, which began to be released monthly instead of only at year-end, as was done previously.

Earnings Release 1Q25	31

▪	Estimated losses on investments: reversal of R$ 12 million in 1Q25 related to the review of the remaining useful life of intangible assets in subsidiary Madeira Energia S.A. (MESA).
▪	Expected Credit Losses (ECL) – Consumers and Resellers: Reduction of provision to R$ 19 million in 1Q25 from R$ 132 million million in 1Q24. This R$ 114 million difference is mainly explained by two events recorded in 1Q24 with no equivalent in 1Q25: (a) R$ 66 million at Chesf, related to transmission consumers and concessionaires, and (b) R$ 78 million at Eletronorte, referring to Amazonas Energia’s collateral to Breitner Energética.
▪	Expected Credit Losses (ECL) – Other Credits: Reduction of provision to R$ 7 million in 1Q25 from R$ 91 million in 1Q24. The R$ 84 million variation is mainly explained by the recognition of defaults on loan and financing contracts granted by Eletrobras in 1Q24, with no equivalent in 1Q25.

Earnings Release 1Q25	32

9.3.        Equity Holdings

Equity income had two highlights this quarter:

▪	ISA Energia: reduction in shareholding reflecting the sale of stake completed in the second half of 2024.
▪	Norte Energia: the decrease is mainly due to the recognition of a deferred tax asset in 2024, with no corresponding effect in 2025, along with a provision recorded for an onerous energy purchase and sale contract.

Table 26 - Equity Holdings (R$ mm)

	1Q25	1Q24%		4Q24%
Highlights Affiliates (a)	277	393	-29.6	406	-31.8
Eletronuclear	64	103	-38.2	22	184.6
ISA Energia	135	230	-41.4	251	-46.4
Other Affiliates	78	60	30.7	132	-40.7
Highlights SPEs ** (b)	47	68	-30.8	-57	-181.5
IE Madeira	84	65	29.4	68	22.8
Belo Monte Transmissora de Energia S.A. - BMTE	56	55	1.7	135	-58.7
Transnorte Energia	50	16	206.6	51	-2.3
Chapecoense	43	50	-13.8	65	-34.7
ESBR Jirau	39	36	9.2	32	24.0
IE Garanhuns	15	20	-26.5	19	-24.4
Norte Energia	-240	-174	37.9	-429	-44.0
Other Holdings * (c)	44	116	-61.8	130	-66.1
Total Equity Holdings (a) + (b) + (c)	368	576	-36.2	478	-23.1
* Includes movements from amounts recognized in the balance sheet of associates measured at fair value/cost.

Earnings Release 1Q25	33

9.4.        Financial Results

Table 27 - Financial Result (R$ mm)

	1Q25	1Q24%		4Q24%
Financial Income	1,073	675	59.0	971	10.6
Interest income, fines, commissions and fees	37	32	14.2	22	68.8
Income from financial investments	1,057	574	84.3	982	7.6
Late payment surcharge on electricity	32	47	-31.0	23	40.5
Other financial income	29	74	-60.4	46	-36.5
(-) Taxes on financial income	-82	-51	59.9	-103	-19.9
Financial Expenses	-2,464	-2,470	-0.2	-2,589	-4.8
Debt Charges	-1,640	-1,625	0.9	-1,556	5.4
CDE obligation charges	-662	-610	8.5	-640	3.4
River basin revitalization charges	-79	-85	-7.5	-87	-9.5
Financial discount for early payment - ENBpar	0	0	0.0	0	0.0
Other financial expenses	-84	-151	-44.2	-306	-72.5
Net Financial Items	-2,103	-1,192	76.4	-1,312	60.3
Monetary changes	-285	-347	-17.9	-242	18
Exchange rate variations	5	-2	-297.3	-56	-108.6
Change in fair value of hedged debt net of derivative	-966	-191	405.9	-274	252.3
Monetary updates - CDE	-733	-493	48.5	-508	44.2
Monetary updates - river basins	-113	-87	30.7	-92	23.8
Change in derivative financial instrument not linked to debt protection	-10	-72	-85.6	-140	-92.6
Financial Results	-3,494	-2,988	16.9	-2,930	19.2
Adjustments
Income from Discos + AIC	0	0	0.0	0	0.0
Regularization of tax credits / Fines and Tax Assessment Notices	0	0	0.0	0	0.0
Monetary restatement - Compulsory Loan	173	207	-16.3	175	-1.0
Write-off of judicial deposits due to the conciliation project	0	0	0.0	0	0.0
Adjustment of the correction rate for judicial deposits	0	0	0.0	0	0.0
PIS/COFINS (Interest on Equity - JCP)	0	0	0.0	0	0.0
Adjusted Financial Result	-3,321	-2,781	19.4	-2,755	20.5

(1) These obligations were established by Law 14,182/21 (Eletrobras Privatization) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term. See Table 28 for more details.

Adjusted financial result was negative by R$ 3,321 million in 1Q25, compared to negative R$ 2,781 million in 1Q24. The main variations in this quarter were:

▪	Debt charges: expense increased to R$ 1,640 million in 1Q25 from R$ 1,625 million in 1Q24, mainly due to the increase in inflation index (as measured by IPCA) and Selic rates during the period. In 1Q24, financial charges reflected a decline in the Selic rate—from 11.25% to 10.75%—and an accumulated inflation index of 1.42%. In contrast, 1Q25 saw the opposite trend: the Selic rate increased from 12.25% to 14.25%, while the accumulated inflation index for the quarter reached 2.04%.

Earnings Release 1Q25	34

▪	Monetary update variation (Selic): reduction in expense to R$ 285 million in 1Q25 from R$ 347 million in 1Q24, impacted by the lower update of the compulsory loan litigation inventory, driven by a lower balance in March 2025. Eletrobras' compulsory loan update expense went down to R$ 173 million in 1Q25 from R$ 207 million in 1Q24, reflecting the inventory reduction to R$ 13.1 billion billion in March 2025 from R$ 16 billion in March 2024. In addition, expenses related to the monetary update of undue tax debt using the Selic rate decreased to R$ 110 million in 1Q25, down from R$ 138 million in 1Q24.
▪	Energy Sector Development Fund (CDE) obligation charges and monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, a 7.6% p.y. charge): expenses totaled R$ 1,394 million in 1Q25, up R$ 291 million from 1Q24, mainly due to the IPCA monetary update applied between the periods. Charges amounted to R$ 610 million in 1Q24 and R$ 662 million in 1Q25, while monetary update was R$ 493 million in 1Q24 and R$ 733 million in 1Q25. These obligations were established by Law 14,182/21 (Privatization of Eletrobras) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term.
▪	Charges for revitalization of river basins (5.67% charge), with a R$ 79 million expense in 1Q25, and monetary updates - river basins, with a R$ 113 million expense. These obligations were established by Law 14,182/21 (Privatization of Eletrobras) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term.

Table 28 - CDE Charges and Projects - Law 14.182/2021 (R$ mm)

	1Q25
	Holding	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-190	-277	-195	-662
Debt charges - Revitalization of river basins	-21	-30	-27	-79
Passive monetary restatement - CDE obligations	-211	-306	-216	-733
Passive monetary updating - Revitalization of river basins	-29	-46	-38	-113
Total CDE charges and Projects - Law 14.182/2021	-452	-660	-475	-1,587
▪	Change in fair value of hedged debt, net of derivatives: R$ 966 million expense in 1Q25, higher than the R$ 191 million expense in 1Q24, mainly explained by the inclusion of new transactions signed at the end of 2024, such as Bond 35 (US$750 million in Oct/24) and the SACE financing (R$1.6 billion, or US$400 million, Dec/24), pegged to the dollar x CDI and IPCA x CDI, respectively. The payment of interest on Bonds 2030 and 2035, the settlement of Bond 2025 in Feb/25 and the new credit and swap transactions at Eletrosul also contributed to the impact.
▪	Change in derivative financial instrument not linked to debt protection: there was no impact in 1Q25 compared to an expense of R$ 72 million in 1Q24. This change is due to the termination, in December 2024, of the contract betweenEletronorte and Albras, which contained an embedded derivative tied to the U.S. dollar, the Selic rate, and aluminum prices on the LME.

Earnings Release 1Q25	35

▪	Other financial expenses: totaled R$ 84 million in 1Q25, compared to R$ 151 million in 1Q24. The reduction mainly reflects a R$35 million drop in tax-related charges in 2024 from the incorporated company Furnas, as well as R$15 million in expenses—mainly related to R&D—reclassified under the monetary update line.
▪	Other financial income: dropped by R$ 44 million, to R$ 29 million in 1Q25 from R$ 74 million in 1Q24, primarily due to amounts recorded in 1Q24 with no equivalent in 1Q25, such as the recognition of R$ 26 million in undue tax debt from Eletronorte in 1Q24—later reclassified under monetary restatement—and the R$ 23 million court-ordered debt (precatório) credit from CGT Eletrosul, recognized in March 2024.

Earnings Release 1Q25	36

9.5.        Current and Deferred Taxes

Adjusted income tax and social contributions amounted to -R$ 65 million in 1Q25, compared to -R$ 305 million in 1Q24. There were no adjustments to the tax line in either period.

Table 29 - Income Tax and Social Contribution (R$ mm)

	1Q25	1Q24%		4Q24%
Current income tax and social contribution	-79	-514	-84.6	5	-1683.1
Deferred income tax and social contribution	14	209	-93	43	-66.5
Income tax and social contribution total	-65	-305	-78.7	48	-235.4
Adjustments
Constitution/Reversal of Deferred Tax on Tax Loss ¹	0	0	0	-1,425	-100
Deferred Tax Adjustment on Regulatory Remeasurement ²	0	0	0	758	-100
IOE - Interest on Equity ³	0	0	0	0	0
Deferred Tax on Provisions: onerous contracts and impairment	0	0	0	252	-100
Negative tax base constitution - SAESA	0	0	0	0	0
Adjusted income tax and social contribution	-65	-305	-78.7	-367	-82.3

¹ Holding and CGT Eletrosul

² Deferred Income Tax recognized in 4Q24 on the Regulatory Remeasurement of transmission contracts in the Holding following the Furnas merger.

10.         OPERATING PERFORMANCE

10.1.   Generation Segment

Generation Assets

The Company had 88 plants, including 47 hydroelectric, 7 thermal, 33 wind and 1 solar in 1Q25, considering corporate ventures, shared ownership and stakes via SPEs. Compared to 4Q24, the increase of one asset was due to the commercial operation of the Coxilha Negra 4 wind farm under CGT Eletrosul

The installed capacity of the portfolio reached 44,359.12 MW in 1Q25, with 97% generated from clean sources with low greenhouse gas emissions, representing 18% of Brazil's total installed capacity.

Table 30 - Generation Assets

Source	Installed Capacity (MW)	Assured Capacity (avgMW)	Accumulated Generated Energy (GWh)
Hydro (47 plants)	42,293.49	20,629.79	44,244.64
Thermal (7 plants)	1,270.23	1,058.60	972.54
Wind Power (33 plants)	794.47	226.39	328.16
Solar (1 plant)	0.93	0.00	0.31
Total (88 plants)	44,359.12	21,914.77	45,545.65

In 1Q25,the total energy generation by Eletrobras increased by 1.1% compared to 1Q24.

Earnings Release 1Q25	37

Chart 4 - Eletrobras - Net Energy Generation (GWh)

System Data - Installed Capacity and Generation

In 1Q25, Brazil's installed capacity was 248,710.12 MW.

Chart 5 - Brazil’s Installed capacity - by source

Source: ANEEL's Generation Information System (SIGA)

Earnings Release 1Q25	38

Chart 6 - Generated Energy SIN - National Interconnected System (GWh)

Source: Operating Results 01/01 to 3/31/2025 from the National Operator of the Electric System (ONS)

System Data - Energy Market

Table 31 - PLD

		1Q25	1Q24	∆%	4Q24	∆%
Market	GSF (%)	107.30	90.25	18.9	79.91	34.3
	PLD SE (R$/MWh)	162.31	61.14	165.5	217.59	-25.4
	PLD S (R$/MWh)	164.13	61.14	168.5	217.58	-24.6
	PLD NE (R$/MWh)	58.92	61.14	-3.6	206.71	-71.5
	PLD N (R$/MWh)	58.92	60.47	-2.6	218.23	-73.0

Chart 7 - GSF (%)

Earnings Release 1Q25	39

Chart 8 - Historical Average of Affluent Natural Energy (ENA) - SIN (%)

1Q25 was marked by low hydroelectric generation in the system, particularly in March, which recorded the fourth worst performance in the historical series.

Chart 9 - Energy Stored in Reservoirs - SIN (%)

The level of Energy Stored in Reservoirs was at 69.4% in 1Q25, above the midpoint of the range based on historical data from 2020 to 2024.

10.2.   Transmission Segment

The Company ended 1Q25 with 74.1 thousand km of transmission lines, of which 67.3 thousand km were owned and 6.8 thousand km operated through partnerships, compared to 73.8 thousand km in 1Q24 (66.5 thousand km owned and 7.3 thousand km in partnership).

There were also 405 substations in 1Q25, including 293 owned and 112 operated by third parties.

Earnings Release 1Q25	40

Table 32 - Transmission Lines (Km)8

Company	Own(1)	In Partnership (2)	Total
Chesf	22,141	1,832	23,973
Eletronorte	10,982	1,073	12,055
CGT Eletrosul	12,086	5	12,091
Furnas	22,111	3,867	25,978
Total	67,321	6,777	74,097

(1) Includes TMT (100%) and VSB (100%).

(2) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the venture.

10.3.   ESG

Table 33 - ESG KPIs 1Q25

Pillar	KPI	1Q24	1Q25	YoY
Prosperity	Investment in Technology and Innovation	R$ 120.6 million	R$ 120.8 million	0.2%
	YTD (R$ mm)
Planet	Accumulated GHG Emissions for the year	955,058	839,920	-12%
	(Scopes 1, 2 and 3) (tCO2e)
People	Accident Frequency Rate - own Employees (with time off)	0.97	0.24	-75%
	Women in the Workforce (%)	19%	20%	1.0 p.p.
	Leadership positions held by women (%)	26%	25%	-1.0 p.p.
Governance	Complaints answered on time (%)	98.3%	97.7%	-0.7 p.p.

The values presented are preliminary and not assured, and may be adjusted based on data collection, verification and updating processes.

1The reduction in emissions is primarily due to the removal of coal-fired thermoelectric generation from the Company’s energy matrix.

8 For more information on Eletrobras Holding's Corporate Structure, refer to Appendix 3 in this report.

Earnings Release 1Q25	41

11.         APPENDIX

11.1.   Appendix 1 - Accounting Statements

Table 34 - Balance Sheet (R$ Thousand)

	PARENT COMPANY		CONSOLIDATED
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
ASSETS
CURRENT
Cash and cash equivalents	12,947,438	16,387,945	22,663,836	26,572,522
Restricted cash	367,140	449,865	571,173	508,734
Securities	4,224,005	6,421,621	7,617,041	8,951,838
Clients	1,732,427	1,686,293	5,323,884	5,911,477
Transmission contract assets	4,819,562	4,634,940	10,409,018	10,539,570
Financing, loans and debentures	931,773	971,555	478,049	475,458
Remuneration for equity holdings	2,067,628	2,286,078	433,152	721,685
Taxes and Contributions	1,501,777	1,734,020	2,615,492	2,831,413
Income tax and social contribution	0	0	0	0
Right to compensation	717,619	865,299	746,133	893,254
Warehouse	51,234	50,576	446,282	441,471
Derivative financial instruments	0	500,998	45,794	692,660
Others	787,307	729,718	1,544,842	1,408,919
	30,147,910	36,718,908	52,894,696	59,949,001

Assets held for sale	1,346,333	1,353,723	4,481,280	4,502,102
	31,494,243	38,072,631	57,375,976	64,451,103

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	1,484,332	1,430,650	3,139,080	3,170,749
Equity Holdings Income	181,049	181,049	0	0
Right to compensation	526,830	692,126	548,215	720,081
Financing, loans and debentures	1,825,367	1,894,322	166,339	163,140
Clients	163,028	171,017	591,731	602,411
Securities	429,397	421,933	438,820	433,341
Taxes and Contributions	2,356,369	2,356,369	2,718,275	2,715,445
Deferred income tax and social contribution	0	0	5,618,635	5,673,011
Bonds and deposits linked	4,155,885	3,693,298	5,789,174	5,190,344
Transmission contractual assets	21,171,511	21,223,812	56,642,081	56,848,086
Derivative financial instruments	893,191	1,269,677	1,093,739	1,544,095
Others	1,934,498	2,000,734	1,697,561	1,645,570
	35,121,457	35,334,987	78,443,650	78,706,273

INVESTMENTS
Equity Income	112,186,705	112,300,525	31,109,218	30,727,405
Held at fair value	858,007	839,546	879,695	861,234
Other Investments	19,387	19,387	97,987	97,987
	113,064,099	113,159,458	32,086,900	31,686,626

FIXED ASSETS	6,095,970	6,137,175	36,587,602	36,854,056

INTANGIBLE	20,655,371	20,779,526	77,522,012	78,173,273

	174,936,897	175,411,146	224,640,164	225,420,228

TOTAL ASSETS	206,431,140	213,483,777	282,016,140	289,871,331

Earnings Release 1Q25	42

	PARENT COMPANY		CONSOLIDATED
LIABILITIES AND SHAREHOLDERS' EQUITY	3/31/2025	12/31/2024	3/31/2025	12/31/2024
CURRENT LIABILITIES
Loans, financing and debentures	4,918,686	8,329,966	8,726,979	12,809,872
Compulsory loans - Agreements	1,081,121	1,105,534	1,081,121	1,105,534
Compulsory loans	1,309,223	1,326,925	1,309,223	1,326,925
Suppliers	1,054,103	1,145,660	2,341,803	2,756,329
Taxes and Contributions	203,295	378,569	980,771	1,146,169
Income tax and social contribution	0	0	0	0
Onerous contracts	0	0	119,018	62,711
Shareholder remuneration	294,774	2,486,778	315,961	2,490,668
Personnel obligations	416,402	483,779	826,916	1,065,114
Reimbursement Obligations	0	0	47,959	55,517
Post-employment benefits	920	993	275,373	289,840
Provision for litigation	1,719,453	1,719,453	1,786,501	1,791,088
Sector charges	97,483	105,352	873,758	820,067
Obligations under Law 14,182/2021	843,136	814,819	3,001,765	2,916,199
RGR Returns	544,000	492,276	544,000	492,276
Leasing	5,356	8,429	23,068	26,861
Derivative financial instruments	1,011,149	824,125	1,406,301	1,175,652
Others	459,813	458,746	1,260,476	1,105,095
	13,958,914	19,681,404	24,920,993	31,435,917

Liabilities associated with assets held for sale	0	0	138,176	194,454
	13,958,914	19,681,404	25,059,169	31,630,371

NON-CURRENT
Loans, financing and debentures	40,248,732	40,926,187	62,162,567	62,810,702
Shareholder remuneration	0	0	479	0
Suppliers	0	0	8,271	7,959
Provision for litigation	15,305,917	15,658,437	21,360,231	21,583,395
Post-employment benefits	416,482	418,586	3,428,100	3,416,381
Obligations under Law 14,182/2021	11,280,294	11,111,765	39,638,051	39,105,924
RGR Returns	329,980	439,974	329,980	439,974
Onerous contracts	0	0	536,322	621,725
Reimbursement Obligations	0	0	15,286	15,286
Leasing	79,695	79,994	150,971	155,722
Concessions payable - Use of public assets	38,450	38,175	556,561	543,867
Advances for future capital increases	112,198	108,938	112,198	108,938
Derivative financial instruments	0	2,283	0	2,283

Earnings Release 1Q25	43

Sector charges	759,907	744,833	985,328	942,348
Taxes and Contributions	97,503	103,682	325,182	372,488
Deferred income tax and social contribution	1,571,735	1,566,835	4,165,336	4,287,021
Others	737,268	739,459	1,604,426	1,827,171
	70,978,161	71,939,148	135,379,289	136,241,184

SHAREHOLDERS' EQUITY
Share capital	70,099,826	70,099,826	70,099,826	70,099,826
Share issue costs	-108,186	-108,186	-108,186	-108,186
Capital Reserves and Granted Equity Instruments	13,910,768	13,910,768	13,910,768	13,910,768
Treasury shares	-2,223,011	-2,223,011	-2,223,011	-2,223,011
Profit reserves	43,905,041	43,905,041	43,905,041	43,905,041
Proposed additional dividend	1,535,196	1,535,196	1,535,196	1,535,196
Accumulated profit	-353,039	0	-353,039	0
Accumulated other comprehensive income	-5,272,530	-5,256,409	-5,272,530	-5,256,409
Amounts recognized in other comprehensive income classified as held for sale	0	0	0	0
Controlling shareholders	121,494,065	121,863,225	121,494,065	121,863,225

Non-controlling shareholders	0	0	83,617	136,551

TOTAL SHAREHOLDERS' EQUITY	121,494,065	121,863,225	121,577,682	121,999,776

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	206,431,140	213,483,777	282,016,140	289,871,331

Earnings Release 1Q25	44

Table 35 - Income Statement (R$ Thousand)

	PARENT COMPANY		CONSOLIDATED
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
CONTINUING OPERATIONS

Net operating revenue	3,822,140	14,662	10,414,179	8,718,271

Operating costs	-2,096,971	-32	-5,607,758	-4,499,682

GROSS PROFIT	1,725,169	14,630	4,806,421	4,218,589

Operating expenses	-366,901	-107,137	-1,150,517	-1,175,912

Regulatory Remeasurements - Transmission Contracts	0	0	-951,763	0

OPERATING RESULT BEFORE FINANCIAL RESULT	1,358,268	-92,507	2,704,141	3,042,677

FINANCIAL RESULT	-1,728,586	-814,911	-3,493,978	-2,987,777

Income from interest, fines, commissions and fees	93,514	247,318	36,798	32,234
Income from financial investments	619,911	212,567	1,057,136	573,675
Late payment surcharge on electricity	1,679	0	32,318	46,816
Other financial income	25,789	67,282	29,189	73,628
(–) Taxes on financial income	-47,823	-28,173	-82,248	-51,447
Financial Income	693,070	498,994	1,073,193	674,906

Debt charges	-911,640	-754,978	-1,639,807	-1,624,862
CDE obligation charges	-190,279	0	-661,631	-609,710
River basin revitalization charges	-21,157	0	-78,708	-85,047
Other financial expenses	-46,850	-54,746	-84,124	-150,668
Financial expenses	-1,169,926	-809,724	-2,464,270	-2,470,287

Monetary updates – CDE	-210,725	0	-732,725	-493,374
Monetary updates – river basins	-29,347	0	-113,448	-86,773
Monetary reliefs	-229,615	-330,108	-284,749	-346,776
Exchange rate variations	-8,446	896	4,821	-2,444
Change in fair value of hedged debt net of derivative	-773,597	-174,969	-966,470	-191,053
Change in derivative financial instrument not linked to debt protection	0	0	-10,330	-71,976
Financial items, net	-1,251,730	-504,181	-2,102,901	-1,192,396

Earnings Release 1Q25	45

	PARENT COMPANY		CONSOLIDATED
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
PROFIT BEFORE EQUITY HOLDINGS	-370,318	-907,418	-789,837	54,900

Equity income	-69,100	1,235,115	367,832	575,962

Other income and expenses	85,002	354	133,325	4,767

OPERATING PROFIT BEFORE TAX	-354,416	328,051	-288,680	635,629

Current income tax and social contribution	0	0	-79,344	-513,922
Deferred income tax and social contribution	1,377	0	14,407	208,827

NET INCOME FOR CONTINUING OPERATIONS	-353,039	328,051	-353,617	330,534

Portion attributable to controlling	-353,039	328,051	-353,039	328,051
Portion attributable to non-controlling	0	0	-578	2,483

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	0
Portion attributable to controlling	0	0	0	0
Portion attributable to non-controlling	0	0	0	0

NET INCOME FOR THE YEAR	-353,039	328,051	-353,617	330,534

Portion attributable to controlling	-353,039	328,051	-353,039	328,051
Portion attributable to non-controlling	0	0	-578	2,483

EARNINGS PER SHARE

Earnings per share - basic (ON)	-0.16	0.14	-0.16	0.14
Earnings per share - basic (PN)	-0.15	0.14	-0.15	0.14
Earnings per share - diluted (ON)	-0.15	0.14	-0.15	0.14
Earnings per share - diluted (PN)	-0.17	0.15	-0.17	0.15

Earnings Release 1Q25	46

Table 36 - Cash Flow Statement (R$ Thousand)

	PARENT COMPANY		CONSOLIDATED
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
OPERATING ACTIVITIES

Profit for the year before income tax and social contribution	-354,416	328,051	-288,680	635,629

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	218,351	4,377	1,112,231	996,711
Net exchange and monetary variations	478,133	329,212	1,126,101	929,367
Financial charges	409,651	295,093	1,286,212	1,713,710
Equity income	69,100	-1,235,115	-367,832	-575,962
Other income and expenses	-33,001	-354	-81,324	-4,767
Transmission revenues	-1,931,428	0	-5,185,619	-4,558,572
Construction cost - transmission	304,592	0	745,323	641,806
Regulatory Remeasurements - Transmission Contracts	0	0	951,763	0
Operating provisions (reversals)	-106,107	-180,627	126,417	195,661
Write-offs of PP&E and Intangible Assets	266	0	31,975	0
Result of hedged debt and derivatives	773,597	174,969	976,800	263,029
Other	321,425	2,269	492,940	117,443
	504,579	-610,176	1,214,987	-281,574

(Additions)/decreases in operating assets
Clients	-38,145	-111	598,273	245,656
Right to compensation	340,287	-42,549	346,298	-23,938
Others	867,771	-36,976	684,731	-541,798
	1,169,913	-79,636	1,629,302	-320,080
Additions/(decreases) in operating liabilities
Suppliers	-91,557	-51,446	-414,214	-1,111,217
Advances	0	0	0	0
Personnel obligations	-67,377	-3,469	-238,198	-197,579
Sector charges	7,205	0	96,671	69,675
Others	-233,051	-239,185	-502,831	-321,710
	-384,780	-294,100	-1,058,572	-1,560,831

Payment of financial charges	-1,487,656	-902,194	-1,913,735	-1,535,742
Receipt of RAP revenue	1,799,108	0	4,570,414	5,101,107
Receipt of Financial Charges from Subsidiaries	55,217	230,943	0	0
Receipt of remuneration from investments in equity holdings	284,706	822,193	277,907	144,873
Payment of litigation	-492,269	-111,603	-529,389	-243,504
Bonds and linked deposits	-513,829	-175,340	-506,543	-206,260
Payment of income tax and social contribution	-73,007	-25,874	-238,827	-322,543
Supplementary pension payments	-6,136	-5,452	-17,511	-124,997

Earnings Release 1Q25	47

	PARENT COMPANY		CONSOLIDATED
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Net cash provided by operating activities of discontinued operations	0	0	0	0

Net cash provided by (used in) operating activities	501,430	-823,188	3,139,353	1,286,078

FINANCING ACTIVITIES
Loans and financing obtained and debentures obtained	0	0	500,298	524,896
Payment of loans and financing and debentures - principal	-3,424,067	-892,198	-4,956,916	-1,150,846
Payment of remuneration to shareholders	-2,192,004	-424	-2,192,004	-424
Payment to dissenting shareholders - incorporation of shares	0	0	0	0
Share buybacks	0	0	0	0
Payment of CDE obligations and revitalization of basins - principal	-254,663	0	-887,917	-846,890
Lease payments - principal	0	-4,851	-6,063	-16,088
Restricted Cash	0	0	0	0
Others	0	0	0	0

Net cash (used in) financing activities	-5,870,734	-897,473	-7,542,602	-1,489,352

INVESTMENT ACTIVITIES

Grant of advance for future capital increase	0	-5,113	0	-5,113
Receipt of loans and financing	112,116	436,887	1,239	304,308
Receipt of financial charges	151	60,036	151	53,935
Acquisition of fixed assets	-37,878	-2	-226,396	-661,972
Acquisition of intangible assets	-15,377	-7,566	-37,177	-58,634
Restricted cash	-56,451	0	-266,822	-639,129
Financial (withdrawals)/contributions (securities)	2,095,006	1,029,792	1,601,108	205,458
Receipt of charges (securities)	163,993	56,386	195,946	91,616
Debentures Acquisition	0	0	0	0
Transmission infrastructure - contractual asset	-304,592	0	-745,323	-642,555
Capital acquisition/contribution of equity holdings	-37,222	0	-37,222	0
Disposal of equity holdings	9,051	0	9,051	0
Net cash in the incorporation of subsidiaries	0	0	0	0
Net cash in the acquisition of control of investees	0	0	0	0
Others	0	0	8	1,208

Net cash provided by investment activities of discontinued operations	0	0	0	0

Net cash provided by (used in) investing activities	1,928,797	1,570,420	494,563	-1,350,878

Increase (decrease) in cash and cash equivalents	-3,440,507	-150,241	-3,908,686	-1,554,152

Cash and cash equivalents at the beginning of the period	5,698,457	4,927,871	13,046,371	10,739,126
Cash and cash equivalents at the end of the period	2,257,950	4,777,630	9,137,685	9,184,974
	-3,440,507	-150,241	-3,908,686	-1,554,152

Earnings Release 1Q25	48

11.2.   Appendix 2 - Statement on Thermal Power Plants Sale

On June 10, 2024, Eletrobras signed an agreement with Âmbar Energia/J&F Group to sell its thermoelectric portfolio for R$ 4.7 billion, including R$ 1.2 billion in earn-out. J&F also immediately and fully assumed the credit risk of the energy contracts in this portfolio.

On June 12, 2024, Provisional Measure No. 1,232 was published, introducing changes to the rules for isolated systems. The measure allows for a corporate transfer plan to be approved as an alternative to concession extinction, provided that ANEEL recognizes the loss of service conditions. It also modifies the rules for energy purchase and sale contracts (CCVEEs) reimbursable by the Fuel Consumption Account (CCC).

As a result, Eletronorte entered into Reserve Energy Contracts (CERs) with the Electric Energy Commercialization Chamber (CCEE), linked to specific Company power plants9. In addition, the terminations of CCVEEs for these plants, along with the Term of Withdrawal and Waiver of Rights against the Federal Government regarding energy purchases, were signed with Amazonas Distribuidora de Energia S/A before exchanging contracts for CERs.

The documents were approved sub judice in accordance with ANEEL Ruling No. 3,025, dated October 7, 2024. Eletrobras is already receiving the new CER-related payments directly from CCEE, including retroactive amounts up to June 13, 2024, the date on which the energy supply provided for in the CERs began.

Furthermore, on May 14, 2025, the partial closing of the sale of thermal plants to the J&F Group was concluded. This phase includes the thermoelectric assets of Eletronorte, which are the counterparties to the new CERs. The closing of the sale of TPP Santa Cruz (500 MW), the last remaining asset in the divested portfolio, is still pending the completion of regulatory approvals.

11.3.   Appendix 3 - Statement on Furnas Merger

In the tables detailing the main operating subsidiaries of the Eletrobras Group, the comments on results for “Eletrobras Holding” as of 3Q24 take into account the following considerations:

a)	Furnas’ newly-incorporated assets;
b)	The generation entities: Baguari Energia, Retiro Baixo Energética, Brasil Ventos, and Madeira Energia (MESA); and
c)	The transmission entities: Triângulo Mineiro Transmissora, Vale do São Bartolomeu Transmissora, and Nova Era Janapú.

These seven entities were previously consolidated under Furnas.

For simplicity in comparisons between 1Q25 and 1Q24, the sum of Eletrobras Holding and consolidated Furnas, including the seven SPEs, was considered for 1Q24. This approach was adopted as the eliminations have an immaterial impact on both the operating result (revenue and EBITDA) and the financial result.

9 Aparecida, Jaraqui, Tambaqui, Cristiano Rocha, Manauara and Ponta Negra.

Earnings Release 1Q25	49

11.4.   Appendix 4 - Regulatory vs IFRS Income Statement

Considering the regulatory income statement versus the IFRS one, the differences in accounting treatment in both frameworks generated a positive effect of R$ 1,167 million on EBITDA and R$ 489 million on net income.

Chart 10 - EBITDA Regulatory x IFRS (R$ mm)

Chart 11 - Net Income Regulatory x IFRS (R$ mm)

The difference between regulatory and IFRS net income can also be analyzed by reorganizing the Income Statement lines. It is possible to group them according to the operational nature of the events to which they are related. This exercise consists of segmenting them into (a) transmission, (b) generation, (c) equity holdings, and (d) others—including provisions, financial result and taxes.

As a result, the entire difference between regulatory and IFRS net income is essentially explained by the specific accounting treatment applied to the transmission segment under each accounting framework, resulting in a positive effect of R$ 594 million on regulatory net income, considering the transactions of consolidated companies within this segment.

Chart 12 - Net Income Regulatory x IFRS by Segment (R$ mm)

Earnings Release 1Q25	50

Transmission: R$ 594 million positive effect

Chart 13 - Transmission Effects (R$ mm)

•	-R$ 763 million in gross revenue, including two effects:

(a) In the regulatory system, revenue is recognized on a cash basis, based on the billing of transmission concessionaires. Under IFRS, revenue reflects the value of the contractual asset, which is a non-cash item.

(b) The difference in the way the network usage charge paid by Eletrobras’ generation companies to its own transmission companies is eliminated from transmission revenue, following the cash regime in the regulatory framework. In the IFRS framework, one of the non-cash portions of transmission revenue is considered: operation and maintenance revenue.

•	R$ 745 million relating to the construction cost, recognized only at IFRS accounting;
•	R$ 148 million as a counterpart to the elimination in transmission revenue mentioned in item (b) above, recorded in the cost with charges for use of the generation grid, in the same amount, but with the sign inverted;
•	R$ 952 million in regulatory remeasurement, referring to the reversal of part of the amount recognized in 2024 following the Tariff Review of the concession contracts at Chesf;
•	-R$ 489 million referring to higher depreciation under the regulatory framework, reflecting the depreciation of transmission lines and substations—an effect that does not occur on the contractual asset under the IFRS framework.

Earnings Release 1Q25	51

Generation: R$ 67 million negative effect

Chart 14 - Generation Effects (R$ mm)

•	In 1Q25, the R$ 56 million positive difference in revenue is explained by the default on part of the energy sold by HPP Balbina, which was offset by a provision of the same amount under the regulatory framework. In this framework, the revenue is recognized and fully provisioned, whereas under IFRS, it is not recognized.
•	Energy Purchased from Independent Power Producers (IPPs): under the regulatory framework, an expense of R$ 183 million is recognized for energy purchased for resale. Under the IFRS framework, the purchase agreement is treated as a lease; therefore, only the depreciation of the right-of-use asset and the interest expense on the lease liability are recognized in the financial result, in the amounts of R$ 11 million and R$ 134 million, respectively. The total net effect is a negative R$ 38 million under the regulatory framework.
•	Management of Generation Assets (GAG) for investment in improvements: under IFRS, this liability in the amount of R$ 28 million is reversed under provisions, following the decotization curve as legacy contracts of the plants are gradually phased out. Under the regulatory framework, this effect is not recognized.

Equity Income: R$ 3 million positive effect

•	Mainly reflecting the equity income from the transmission segment.

Other Lines: -R$ 41 million negative effect

•	Differences in recognition in various lines of provision, financial results and taxes.

Earnings Release 1Q25	52

11.5.   Appendix 5 - EBITDA IFRS

Table 37 - Adjusted IFRS EBITDA (R$ Thousand)

	1Q25	1Q24%		4Q24%		3M25	3M24%
Results for the year	-354	331	-207.0	1,112	-131.8	-354	331	-207.0
+ Results for the year, discontinued operations	0	0	0.0	0	0.0	0	0	0.0
Results for the year, continued operations	-354	331	-207.0	1,112	-131.8	-354	331	-207.0
+ Provision for Income Tax and Social Contribution	65	305	-78.7	-48	-235.4	65	305	-78.7
+ Financial Result	3,494	2,988	16.9	2,930	19.2	3,494	2,988	16.9
+ Amortization and Depreciation	1,112	997	11.6	1,033	7.7	1,112	997	11.6
EBITDA	4,318	4,620	-6.5	5,027	-14.1	4,318	4,620	-6.5
Revenue Adjustments	0	0	0.0	0	0.0	0	0	0.0
Cost and Expense Adjustments	191	33	484.7	292	-34.5	191	33	484.7
Adjustments Provisions	41	-118	-134.4	-552	-107.4	41	-118	-134.4
Adjustments Other Income and Expenses	-133	-5	2,696.8	-95	40.1	-133	-5	2,696.8
Adjusted EBITDA	4,416	4,530	-2.5	4,672	-5.5	4,416	4,530	-2.5

11.6.   Appendix 6 - Generation Revenue IFRS

The following table presents the breakdown of the IFRS Generation Revenue, aligned with the accounting statements. The power supply for distribution companies is revenue derived from customers who are not end consumers, such as distributors, traders, and generators, covering contracts in both the free contracting (ACL) and regulated market (ACR) environments, while the power supply for end consumers is revenue that comes directly from end consumers, including industries and commercial entities, and consists exclusively of contracts in the free contracting environment (ACL).

Table 38 - Gross Revenue 1Q25 (R$ mm)

	1Q25
	Eletrobras Holding	Chesf	Eletronorte	CGT Eletrosul	Total	Elimination	Consolidated IFRS
Power supply for distribution companies	3,128	402	1,864	206	5,599	-257	5,342
Power supply for end consumers	332	50	79	33	494	0	494
CCEE	85	80	425	22	612	0	612
O&M revenue	178	336	4	0	519	0	519
Generation Revenues	3,724	868	2,372	261	7,225	-257	6,967
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	3,724	868	2,372	261	7,225	-257	6,967

Earnings Release 1Q25	53

Table 39 - Gross Revenue 1Q24 (R$ mm)

	1Q24
	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Total	Elimination	Consolidated IFRS
Power supply for distribution companies	1,872	116	1,505	191	3,684	-1	3,683
Power supply for end consumers	310	77	365	9	761	0	761
CCEE	188	228	284	2	701	0	701
O&M revenue	263	518	7	0	787	0	787
Generation Revenues	2,633	938	2,161	202	5,934	-1	5,933
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	2,633	938	2,161	202	5,934	-1	5,933

11.7.   Appendix 7 - Transmission Revenue IFRS

IFRS transmission revenue was R$ 5,186 million in 1Q25, up 14% from 1Q24, recording increases of R$ 350 million in Contractual revenue, R$ 160 million in Construction revenue, and R$ 117 million in O&M revenue. O&M revenue relates to the operation and maintenance of assets in operation. Construction revenue corresponds to investments made (appropriated and allocated) in ongoing projects. Contractual (financial) revenue is derived from the application of inflation indexes to the contract asset balances of each concession.

Table 40 - Transmission Operating Revenue (R$ mm)

	1Q25	1Q24%		4Q24%		3M25	3M24%
Transmission Revenues	5,186	4,559	14	5,773	-10	5,186	4,559	14
Revenue from Operation & Maintenance	2,016	1,899	6	1,863	8	2,016	1,899	6
Construction Revenue	746	586	27	1,811	-59	746	586	27
Contractual Revenue - Transmission	2,424	2,074	17	2,099	15	2,424	2,074	17
Non-recurring items - Adjustments	0	0	0	0	0	0	0	0
Adjusted Transmission Operating Revenue	5,186	4,559	14	5,773	-10	5,186	4,559	14

11.8.   Appendix 8 - Regulatory Transmission Revenue - Adjustment Portion (PA)

The Adjustment Portion (PA) of the current tariff cycle is a regulatory mechanism, as outlined in the contract, designed to compensate for revenue deficits or surpluses from the previous tariff cycle. In other words, it adjusts the difference between the amounts received and those allowed in the prior cycle, which is then offset in 12 equal monthly installments during the current cycle. The Adjustment Portion can be positive or negative, depending on each agent’s balance.

The table below presents the PA breakdown defined by ANEEL for the 2024/2025 cycle, as established in ANEEL Resolution 3,348/2024, within the scope of the Annual RAP Readjustment for the 2024/2025 cycle. Additionally, for the upcoming tariff cycles (2025/2026 to 2027/2028), the PA Reviews established by ANEEL under the RAP periodic review processes for renewed and tendered concession contracts—approved by ANEEL up to the 2024/2025 cycle—are also included.

Earnings Release 1Q25	54

Table 41 - Adjustment Portion (PA) - ANEEL Resolution 3,348/2024 (R$ mm)

Concession Contracts Extended by Law 12,783/2012 As of Jun/24	PA Cycle 24/25	PA Cycle 25/26	PA Cycle 26/27	PA Cycle 27/28	TOTAL
PA Periodic Review of RAP - 2023 (I) (1)	-811	480	480	480	628
PA Postponement RTP (Periodic Tariff Review) (2)	-1,316				-1,316
RBSE - Economic Component	-1,655				-1,655
RBSE - O&M - Ordinance 579/2012	18				18
Reinforcements and Improvements with Previous RAP	-176				-176
Reinforcements and Improvements without Previous RAP (3)	496				496
PA Retroactive of the revised revenue for Reinforcements and Improvements (4)	349	349	349	349	1,395
Reinforcements and Improvements with Previous RAP	50	50	50	50	201
Reinforcements and Improvements without Previous RAP	299	299	299	299	1,194
PA Other Adjustments - RTP 2023 (5)	26				26
PA Annual Improvements (6)	131	131	131	131	524
PA Annual Readjustment of RAP cycle 2024/2025 (II)	-627	0	0	0	-627
PA Measurement (7)	-623				-623
PA Authorizations for Small-Scale Reinforcements without RAP (8)	5				5
PA Other Adjustments	-9				-9
TOTAL PA - Concession Contracts Extended (I + II)	-1,438	480	480	480	1

Concession Contracts Tendered
PA Periodic Tariff Review of RAP (III) (9)	19	15	10	6	49
PA Annual Readjustment of RAP cycle 2024/2025 (IV)	-110	0	0	0	-110
PA Measurement (7)	-112				-112
PA Authorizations for Small Reinforcements without RAP (8)	2				2
PA Other Adjustments	0				0
PA TOTAL - Concession Contracts Tendered (III + IV)	-91	15	10	6	-61

(1) Adjustment Portion (PA) established in ANEEL Resolution No. 3,344/2024, defining the RAP Periodic Review results for Concession Contracts 057/2001, 058/2001, 061/2001, and 062/2001, extended under Law 12,783/2013, following Public Consultation (CP) ANEEL 12/2024.

(2) PA Postponement: Financial differences from postponing the RAP Periodic Review for extended concession contracts from 07/01/2023 to 07/01/2024, per Ruling No. 402/2023. PA to be offset in a single installment.

(3) Includes annuities (prepayments) for the execution of small-scale improvements related to the 2023-2024 cycle.

(4) PA Retroactive: Retroactive RAP additional installments for reinforcements and improvements undergoing their first Periodic Review (incremental basis), covering the period from commercial operation start until June 30, 2023, as per Submodule 9.7 of PRORET. Already adjusted for full-year payments related to prepayment of part of the revenue associated with executing small-scale improvements that initially had no prior revenue. To be offset in equal installments until the subsequent review in July 2028.

(5) PA Other Adjustments - RTP 2023: Adjustments based on Technical Notes No. 58/2024 and No. 103/2024-STR/ANEEL, supporting Public Consultation 12/2024. To be offset in a single installment.

(6) PA Annual Fee Improvements: Annual financial contribution for the execution of small-scale improvements to be considered as from the 2024-2025 cycle until the 2027-2028 cycle

(7) PA Calculation: Offsets differences arising from revenue deficits or surpluses in the ONS accounting process.

(8) PA Authorizations for Small-Scale Reinforcements without RAP: Covers the RAP portion from the commercial operation start date (per ONS Release Term) until June 30 of year i (June of cycle i-1), for cases where small-scale reinforcements were authorized with RAP established within the Annual RAP Adjustment.

(9) Considers only the PA of the Review approved by ANEEL for Tendered concession contracts reviewed until 2024.

Earnings Release 1Q25	55

11.9.   Appendix 9 - RAP's Periodic Tariff Review of tendered contracts revised in 2024

The result of the Periodic Tariff Review (RTP) of the Annual Permitted Revenue (RAP) for the Auctioned Transmission Concession Contracts reviewed in 2024 was initially established through ANEEL Resolution No. 3,343/2024, published on July 11, 2024.

On April 4, 2025, ANEEL published Ruling No. 920/2025, through which it decided to consider the administrative appeals filed against ANEEL Resolution No. 3,343/2024 and partially uphold them. The ruling approved amendments to the outcome of the RAP Periodic Review for the auctioned transmission concession contracts with a review date of July 2024, whose effects will be effectively reflected throughout the 2025–2026 cycle.

Following the analysis of the reconsideration requests, the Agency identified material errors and the need to make official corrections.

As a result of the adjustments introduced by Ruling No. 920/2025, there was a 0.01% reduction in the total value of the RAP plus the Adjustment Portion originally approved by ANEEL Resolution No. 3,343/2024, as detailed in the following tables:

Table 42 - Revised RAP and PA values for Reinforcements and Improvements, after analysis of the appeals against ReH No. 3,343/2024 (R$) – Dispatch No. 920/2025

Concessionaire	Contract	Gross RAP Reviewed ANEEL 3,343/2024 (R$)	Total PA ANEEL 3,343/2024 (R$)	Gross RAP Reviewed Post-Appeals (R$)	Total PA Post Revision (R$)	Total Difference RAP + PA (R$)	Total Chg RAP + PA (%)
Eletronorte	002/2009	8,792,926	-1,102,937	8,793,245	-1,101,240	2,017	0.03
Eletrobras Holding	034/2001	11,335,375	-563,270	11,335,375	-563,270	0	0.00
Eletronorte	010/2009	1,539,965	-77,310	1,539,965	-77,310	0	0.00
Eletronorte	001/2009	18,283,185	3,752,485	18,283,185	3,752,485	0	0.00
CGT Eletrosul	005/2006	9,932	-79,037	9,932	-79,037	0	0.00
CGT Eletrosul	004/2004	12,829	-102,175	12,829	-102,175	0	0.00
Eletrobras Holding	007/2006	199,922	0	199,922	0	0	0.00
Eletrobras Holding	006/2005	95,794	0	95,794	0	0	0.00
CGT Eletrosul	005/2009	602,382	-54,093	602,382	-54,093	0	0.00
Chesf	014/2008	5,111,100	9,580,658	5,111,043	9,580,371	-345	0.00
Chesf	007/2005	18,921,919	0	18,919,946	0	-1,974	-0.01
Chesf	006/2009	13,572,707	9,713,704	13,564,141	9,707,936	-14,334	-0.06
Total		78,478,036	21,068,025.6	78,467,759	21,063,667	-14,635.59	-0.01

Earnings Release 1Q25	56

11.10.                   Appendix 10 - 2nd RAP's Periodic Tariff Review of contracts extended by Law 12,783/2013

The second Periodic Tariff Review (RTP) of the Annual Permitted Revenue (RAP) for the transmission concession contracts extended under Law No. 12,783/2013 was originally scheduled for 2023, with a review date of July 1, 2023, but was postponed to July 1, 2024, as established by ANEEL Ruling No. 402/2023. The result of this review was published on December 7, 2024, through ANEEL Resolution No. 3,344/2024.

On April 24, 2025, ANEEL issued Ruling No. 1,228/2025, in which it acknowledged the administrative appeals filed against Resolution No. 3,344/2024 and partially granted them, approving amendments to the outcome of the Periodic Review for the RAP of the extended transmission concession contracts. The effects of these changes will be effectively reflected throughout the 2025–2026 RAP cycle.

In addition to evaluating the reconsideration requests, the Agency conducted a new calculation of the Tariff Review and identified the need for official changes.

It is worth noting that, although part of the Company’s claims were accepted—resulting in positive impacts on revenue—the final outcome of the review led to a net reduction in revenue and in the Adjustment Portion (PA), due to official changes prompted by material errors. The main variation occurred in the Economic Component of RBSE, whose revenue was reduced by approximately R$192 million, with an equivalent impact on the Adjustment Portion.

As a result of the adjustments introduced by Ruling No. 1,228/2025, there was a 2.5% reduction in the RAP and a 23.2% reduction in the Adjustment Portion originally approved by ANEEL Resolution No. 3,344/2024, as detailed in the tables below:

Table 43 - Comparison of the impact of the changes to the RAP approved by ANEEL Res. No. 3,444/2024

Concessionaire	Contract	RAP ANEEL 3,344/2024 (R$)	RAP Post-Appeals (R$)	Difference (R$)	Chg (%)
Chesf	061/2001	2,526,404,066	2,327,142,640	-199,261,426	7.9
Eletronorte	058/2001	1,256,255,532	1,258,880,988	2,625,456	-0.2
CGT Eletrosul	057/2001	644,308,102	644,228,851	-79,251	0.0
Eletrobras Holding	062/2001	3,138,941,152	3,144,894,572	5,953,420	-0.2
Total		7,565,908,852	7,375,147,051.0	-190,761,801	2.5

Table 44 - Comparison of the impact of the changes to the PA(1) approved by ANEEL Res. No. 3,444/2024

Concessionaire	Contract	PA ANEEL 3,344/2024 (R$)	PA Post-Appeals (R$)	Difference (R$)	Chg (%)
Chesf	061/2001	-25,982,471	-233,708,440	-207,725,968	-799.5
Eletronorte	058/2001	-140,459,432	-125,808,293	14,651,139	10.4
CGT Eletrosul	057/2001	-52,840,680	-52,204,298	636,382	1.2
Eletrobras Holding	062/2001	-560,883,365	-549,550,362	11,333,003	2.0
Total		-780,165,949	-961,271,393.5	-181,105,445	-23.2

The consolidated result, reflecting the adjustments established in Ruling No. 1,228/2025, is presented in the table below:

Earnings Release 1Q25	57

Table 45 - Consolidated changes to the revenue approved by ANEEL Res. No. 3,444/2024

Concessionaire	Contract	RAP + PA ANEEL 3,344/2024 (R$)	RAP + PA PA Post-Appeals (R$)	Total Difference (R$)	Total Chg (%)
Chesf	061/2001	2,500,421,595	2,093,434,200	-406,987,394	-16.28
Eletronorte	058/2001	1,115,796,100	1,133,072,695	17,276,595	1.55
CGT Eletrosul	057/2001	591,467,422	592,024,553	557,131	0.09
Eletrobras Holding	062/2001	2,578,057,787	2,595,344,210	17,286,423	0.67
Total		6,785,742,903	6,413,875,657.5	-371,867,246	-5.48

11.11.                   Appendix 11 - Financing and Loans Granted (Receivables)

Chart 15 - Receivables (R$ billion)

Does not include ECL of R$ 3,989 million and current charges.

Earnings Release 1Q25	58

11.12.                   Appendix 12 - Result Reconciliation Regulatory vs. IFRS

Table 46 - Reconciliation IFRS vs. Regulatory (R$ Thousand)

	CVM Result IFRS	Regulatory Result	Differences	CVM Result IFRS	Regulatory Result	Differences
	03/31/2025			03/31/2024
OPERATING REVENUES
Generation
Power supply for distribution companies	5,342,035	5,398,202	-56,167	3,683,460	4,115,207	-431,747
Power supply for end consumers	494,335	494,335	0	761,385	761,385	0
CCEE revenue (short term market)	611,792	611,792	0	701,165	701,165	0
Operation and maintenance (O&M) revenue	519,093	519,093	0	787,242	787,242	0
Revenue from construction of Power Plants	0	0	0	0	0	0
Rate of return updates - Generation	0	0	0	0	0	0
Itaipu transfer	0	0	0	0	0	0

Transmission

Operation and maintenance revenue - Renewed Lines	0	0	0	0	0	0
Operation and maintenance revenue	2,015,823	1,868,171	147,652	1,898,661	1,898,661	0
Financial - Return on Investment - RBSE	0	0	0	0	0	0
Construction revenue	746,008	0	746,008	585,683	0	585,683
Contract revenue – Transmission	2,423,788	0	2,423,788	2,074,228	0	2,074,228
Transmission System Availability (Rap)	0	2,554,771	-2,554,771	0	3,211,041	-3,211,041

Other income	68,749	68,749	0	79,370	78,444	926

Deductions

(-) Sector charges	-652,535	-652,535	0	-648,914	-648,914	0
(-) ICMS	-64,024	-64,024	0	-236,462	-236,462	0
(-) PASEP e COFINS	-1,090,177	-1,090,177	0	-966,503	-966,503	0
(-) Other Deductions	-708	-708	0	-1,044	-1,044	0

Net Operating Revenue	10,414,179	9,707,669	706,510	8,718,271	9,700,222	-981,951

OPERATING COSTS

Personnel, Material and Services	-651,822	-651,822	0	-666,689	-666,491	-198

Earnings Release 1Q25	59

Energy purchased for resale	-1,560,041	-1,743,372	183,331	-737,337	-912,873	175,536
Charges for use of the electricity grid	-996,440	-848,788	-147,652	-971,645	-971,645	0
Fuel for electricity production	-559,757	-559,757	0	-505,536	-505,536	0
Construction	-745,323	0	-745,323	-641,806	0	-641,806
Depreciation	-461,064	-938,419	477,355	-446,749	-917,786	471,037
Amortization	-566,096	-568,086	1,990	-490,085	-501,932	11,847
Operating provisions/reversals	0	0	0	0	0	0
Other costs	-67,215	-64,377	-2,838	-39,835	-39,890	55
Operating costs	-5,607,758	-5,374,621	-233,137	-4,499,682	-4,516,153	16,471

GROSS PROFIT	4,806,421	4,333,048	473,373	4,218,589	5,184,069	-965,480

OPERATING EXPENSES

Personnel, Material and Services	-693,227	-696,923	3,696	-762,970	-772,843	9,873
Voluntary Dismissal Program	-96,402	-96,402	0	-32,736	-32,736	0
Remuneration and compensation	0	0	0	0	0	0
Depreciation	-54,090	-54,050	-40	-50,702	-49,514	-1,188
Amortization	-30,981	-30,981	0	-9,175	-9,175	0
Donations and contributions	-17,487	-17,487	0	-52,523	-52,523	0
Operating provisions/reversals	-126,417	89,213	-215,630	-195,661	-425,524	229,863
Other expenses	-131,913	-137,398	5,485	-72,145	-74,818	2,673
OPERATING EXPENSES	-1,150,517	-944,028	-206,489	-1,175,912	-1,417,133	241,221

Regulatory Remeasurements - Transmission Contracts	-951,763	0	-951,763	0	0	0

OPERATING RESULT BEFORE FINANCIAL RESULT	2,704,141	3,389,020	-684,879	3,042,677	3,766,936	-724,259

FINANCIAL RESULT	-3,493,978	-3,656,488	162,510	-2,987,777	-3,076,886	89,109

PROFIT BEFORE EQUITY HOLDINGS	-789,837	-267,468	-522,369	54,900	690,050	-635,150

Equity income	367,832	371,066	-3,234	575,962	446,085	129,877

Other income and expenses	133,325	133,324	1	4,767	4,767	0

Earnings Release 1Q25	60

OPERATING PROFIT BEFORE TAX	-288,680	236,922	-525,602	635,629	1,140,902	-505,273

Current income tax and social contribution	-79,344	-79,344	0	-513,922	-513,922	0
Deferred income tax and social contribution	14,407	-21,965	36,372	208,827	143,722	65,105

NET INCOME FOR CONTINUING OPERATIONS	-353,617	135,613	-489,230	330,534	770,702	-440,168
			0			0
Portion attributable to controlling	-353,039	136,192	-489,231	328,051	768,247	-440,196
Portion attributable to controlling	-578	-579	1	2,483	2,455	28

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	0	0	0

Portion attributable to controlling	0	0	0	0	986,785	-986,785
Portion attributable to controlling	0	0	0	0	0	0

NET INCOME FOR THE YEAR	-353,617	135,613	-489,230	330,534	770,702	-440,168

Portion attributable to controlling	-353,039	136,192	-489,231	328,051	768,247	-440,196
Portion attributable to controlling	-578	-579	1	2,483	2,455	28

Earnings Release 1Q25	61

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
ISE B3
ICO2 B3
Pacto Global Rede Brasileira
IDIVERSA B3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.